Exhibit 1.01

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CISCO SYSTEMS, INC.,

SHASTA ACQUISITION CORP.

AND

SOURCEFIRE, INC.

JULY 22, 2013

2.17.	Customers and Suppliers	42
2.18.	Material Contracts	43
2.19.	Export Control Laws	46
2.20.	Fairness Opinion	47
2.21.	Information Supplied	47
2.22.	No Additional Representations	48
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB		48
3.1.	Organization, Standing and Power	48
3.2.	Authority; Non-contravention	48
3.3.	No Prior Sub Operations	49
3.4.	Stock Ownership	49
3.5.	Information Supplied	49
3.6.	Financing	49
3.7.	No Additional Representations	50
ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		50
4.1.	Conduct of Business of the Company and the Subsidiaries	50
4.2.	Restrictions on Conduct of Business of the Company and Subsidiaries	51
ARTICLE V ADDITIONAL AGREEMENTS		56
5.1.	Proxy Statement	56
5.2.	Company Stockholder Meeting; Board Recommendation	57
5.3.	No Solicitation; Acquisition Proposals	57
5.4.	Access to Information	62
5.5.	Confidentiality; Public Disclosure	63
5.6.	Regulatory Approvals	63
5.7.	Reasonable Best Efforts	64
5.8.	Third-Party Consents; Notices	65
5.9.	Notice of Certain Matters	65
5.10.	Employees and Contractors	66
5.11.	Assumption of Options, Restricted Stock Units and Related Matters	67
5.12.	Option and RSU Data	69
5.13.	Termination of Benefit Plans	69
5.14.	Indemnification	70
5.15.	Section 16 Matters	70
5.16.	Rights Agreement	71
5.17.	Takeover Statutes	71

5.18.	Certain Tax Certificates and Documents	71
5.19.	Director and Officer Resignations	71
ARTICLE VI CONDITIONS TO THE MERGER		71
6.1.	Conditions to Obligations of Each Party to Effect the Merger	71
6.2.	Additional Conditions to Obligations of the Company	72
6.3.	Additional Conditions to the Obligations of Parent and Sub	73
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		74
7.1.	Termination	74
7.2.	Effect of Termination	76
7.3.	Expenses and Termination Fees	76
7.4.	Amendment	77
7.5.	Extension; Waiver	77
ARTICLE VIII GENERAL PROVISIONS		77
8.1.	Non-Survival of Representations and Warranties	77
8.2.	Notices	78
8.3.	Interpretation	79
8.4.	Counterparts	79
8.5.	Entire Agreement; Parties in Interest	79
8.6.	Assignment	79
8.7.	Severability	80
8.8.	Remedies Cumulative; Specific Performance	80
8.9.	Governing Law	80
8.10.	Rules of Construction	80
8.11.	WAIVER OF JURY TRIAL	81

EXHIBITS

Exhibit A	-	Form of Voting Agreement and Irrevocable Proxy
Exhibit B	-	Form of Certificate of Merger
Exhibit C	-	Form of Bylaws

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 22, 2013 (the “Agreement Date”), by and among Cisco Systems, Inc., a California corporation (“Parent”), Shasta Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Sub”), and Sourcefire, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The board of directors of the Company (the “Company Board”) and the boards of directors of Parent and Sub (or duly authorized committees thereof) have determined that it would be advisable to, and in the best interests of, their respective companies and the stockholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved and declared advisable the Merger, this Agreement and the other transactions contemplated by this Agreement.

B. Parent, Sub and the Company desire to set forth certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

C. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company are entering into voting agreements and irrevocable proxies in substantially the form attached hereto as Exhibit A (the “Voting Agreements”).

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain employees of the Company are entering into employment agreements, and the related Ancillary Agreements (collectively, the “Employment Offer Documents”), in each case to become effective upon the Closing.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1. Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings indicated below.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (i) that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, including with respect to the treatment of confidential information and the non-solicitation of the Company’s employees, provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, and (ii) that does not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement, including under Section 5.3.

“Affiliate” has the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Ancillary Agreements” means a Non-Competition Agreement, a Proprietary Information and Inventions Assignment Agreement, a Technology Transfer Assessment and an Arbitration Agreement, each to be entered into with Parent, and a Benefits Waiver and an Equity Agreement (to the extent required by the applicable employment agreement), each to be entered into with the Company.

“Antitrust Order” means any Order arising under Antitrust Laws.

“Applicable Antitrust Legal Requirements” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), and any Antitrust Orders applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

“Applicable Foreign Antitrust Notifications” means the pre-merger filings required by the laws of the jurisdictions listed on Schedule 5.6 of the Company Disclosure Letter.

“Applicable Legal Requirements” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

“Benefits Waiver” means the applicable benefits waiver entered into by a Continuing Employee with the Company as of the Agreement Date or on or prior to the Closing Date.

“Business” means the business of the Company and the Subsidiaries as currently conducted, including the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution and/or provision of any and all Company Products.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California and in Baltimore, Maryland.

“Cash-Out Amount” means: (i) with respect to a Company Option that is not a Rollover Option, an amount of cash, without interest, equal to (A) the number of shares of Company Common Stock subject to such Company Option multiplied by (B) the Per Share Cash Amount less the exercise price per share of such Company Option in effect immediately prior to the Effective Time; provided that if the exercise price per share of a Company Option is equal to or greater than the Per Share Cash Amount, the Cash-Out Amount for such Company Option shall be zero; and (ii) with respect to a Company RSU that is not a Rollover RSU, an amount of cash, without interest, equal to (A) the number of shares of Company Common Stock issuable upon settlement of such Company RSU as of immediately prior to the Effective Time multiplied by (B) the Per Share Cash Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company, including the associated Rights.

“Company Debt” means all indebtedness of the Company and the Subsidiaries for borrowed money, whether current or funded, short- or long-term, secured or unsecured, direct or indirect, including any accrued and unpaid interest, fees, premiums and prepayment or termination penalties (including any penalties payable by the Company or the Subsidiaries in connection with the termination or prepayment in full of any Company Debt at or prior to the Closing), if any, measured as of the Closing, and including, without duplication, (i) any indebtedness evidenced by any bond, debenture, note, mortgage, indenture, letter of credit or other debt instrument or debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which the Company is liable contingently or otherwise, as obligor or otherwise, (iv) any cash overdrafts, (v) any amounts owing under any capitalized or synthetic leases, (vi) any drawn amounts under letter of credit arrangements and (vii) any liability of other Persons of the type described in clauses (i) through (vi) that the Company or any Subsidiary has guaranteed, that is recourse to the Company or any Subsidiary or any of their assets or that is otherwise the legal liability of the Company or any Subsidiary.

“Company ESPP” means the Company’s Amended and Restated 2007 Employee Stock Purchase Plan.

“Company Option Plans” means the stock option plans, programs, agreements or arrangements of the Company, collectively and as amended, including the Company’s 2002 Stock Incentive Plan and the Company’s 2007 Stock Incentive Plan.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company, including the Series A Junior Participating Preferred Stock reserved for issuance under the Rights Agreement.

“Company RSUs” means restricted stock units granted under the Company Option Plans that are settled by issuance of shares of Company Common Stock.

“Continuing Employees” means the employees and the consultant set forth on Schedule 1.1(a) of the Company Disclosure Letter of the Company or the Subsidiaries as of the Effective Time.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, guarantee, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature.

“Delaware Law” means the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with Delaware Law in connection with the Merger.

“Dissenting Stockholder” means any stockholder of the Company holding Dissenting Shares as of the Effective Time.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Equity Agreement” means the applicable equity agreement entered into by a Continuing Employee with the Company as of the Agreement Date or on or prior to the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient obtained by dividing the Per Share Cash Amount by the Parent Stock Price.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis throughout the relevant periods.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, quasi-judicial or administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“knowledge” means, with respect to the Company, the knowledge of any individual set forth on Schedule 1.1(b) of the Company Disclosure Letter with respect to a fact, circumstance, event or other matter after reasonable inquiry under the circumstances.

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Applicable Legal Requirement, Order or Contract, regardless of whether the same would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“made available” means, with respect to any statement in this Agreement or the Company Disclosure Letter to the effect that any information, document or other material has been “made available” to Parent, that such information, document or material was: (i) made available for review by Parent and its Representatives in the virtual data room established in connection with this Agreement at least 24 hours prior to the execution of this Agreement, (ii) actually delivered (whether by physical or electronic delivery) to Parent or its Representatives at least 24 hours prior to the execution of this Agreement, or (iii) contained in unredacted form in the Company SEC Reports.

“Material Adverse Effect” means with respect to the Company and its Subsidiaries, taken as a whole, any change, event, occurrence, circumstance, condition or effect (each, an “Effect”) that, individually or taken together with all other Effects, would, or would reasonably be expected to, be or become, materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such Effect is proximately caused by (A) changes in general economic conditions or financial, credit, foreign exchange, securities or capital markets, including any disruption thereof, in the United States or elsewhere in the world, (B) changes generally affecting the industry in which the Company and its Subsidiaries operates (including changes in the use, adoption or non-adoption of industry standards), (C) changes in Applicable Legal Requirements, or GAAP or other applicable accounting regulations or principles or interpretations thereof, that apply to the Company and its Subsidiaries, (D) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, or acts of terrorism, (E) epidemics, quarantine restrictions, wildfires, earthquakes, hurricanes, tornadoes, other natural disasters or similar calamity or crisis, (F) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such change in the trading prices or volumes), (G) any failure, in and of itself, to meet market revenue or earnings expectations, including revenue or earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst downgrades of the Company’s securities in and of themselves (provided that such exception shall not apply to any underlying Effect that may have caused such failure or such downgrades), (H) changes in the Company’s and its Subsidiaries’ relationships with employees, customers, distributors, suppliers, vendors, licensors or other business partners as a result of the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other transactions contemplated by this Agreement, (I) any actions taken or failure to take action, in each case, which Parent has expressly in writing approved, consented to or requested, or (J) any legal proceedings commenced or threatened by any of the current or former stockholders of the Company against the Company or its directors and officers relating to this Agreement or the transactions contemplated by this Agreement; provided that the exceptions in clauses (A) through (E) shall not apply to the extent that such changes disproportionately and adversely affect the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

“Order” means any judgment, writ, decree, stipulation, determination, decision, legal or arbitration award, settlement or consent agreement, charge, ruling, injunction, restraining order or other order issued, promulgated or entered into by or with (or in the case of a settlement or consent agreement, subject to) any Governmental Entity, whether temporarily, preliminarily or permanently in effect.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, materially impede or delay Parent’s or Sub’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and Applicable Legal Requirements.

“Parent Stock Price” means the volume-weighted average sale price for a share of Parent Common Stock as quoted on the NASDAQ Global Select Market for the 10 consecutive trading days ending with the trading day that is three trading days prior to the Closing Date.

“Per Share Cash Amount” means $76.00 in cash per share of Company Common Stock.

“Permitted Encumbrance” means (i) liens for current Taxes not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet for any such contest that is material), (ii) statutory liens that are incurred in the ordinary course of business consistent with past practice and that are not yet due and payable or that are being contested in good faith (provided that reserves, established in accordance with GAAP, have been recorded on the Company Balance Sheet for any such contest that is material), (iii) such imperfections of title and non-monetary Encumbrances and other liens, in each case incurred in the ordinary course of business, that are not reasonably likely to materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair any business operations involving such properties, (iv) liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, or (v) liens securing indebtedness for borrowed money or Company Debt of the type described in clause (iii) of the definition of “Company Debt”, in each case, that is reflected on the Company Balance Sheet or Schedule 2.4(d) of the Company Disclosure Letter.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, unincorporated association, joint venture, business organization or Governmental Entity.

“Representatives” means, collectively, with respect to any Person, such Person’s officers, directors, Affiliates, employees, agents or advisors, including any investment banker, broker, attorney, accountant, consultant or other authorized representative of such Person.

“Repurchase Rights” means outstanding rights to repurchase Unvested Company Shares that are held by the Company or similar restrictions in the Company’s favor with respect to shares of Company Capital Stock.

“Rights Agreement” means that certain Rights Agreement, dated as of October 30, 2008, between the Company and Continental Stock Transfer & Trust Co. (as amended from time to time in accordance with its terms).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation, association, business entity, partnership, joint venture, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to a tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Authority” means any Governmental Entity responsible for the assessment, determination, collection or administration of any Tax (domestic or foreign).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) required to be filed with respect to Taxes.

“Unvested Company Shares” means any shares of Company Capital Stock that are restricted, subject to Repurchase Rights or otherwise not fully vested under the terms of any Contract with the Company at the Effective Time (including an Equity Agreement (if applicable), any stock option agreement, stock option exercise agreement, restricted stock purchase agreement or restricted stock grant agreement).

(b) Other capitalized terms used herein and not defined in Section 1.1(a) have the meanings ascribed to such terms in the following Sections:

“2010 Health Care Law”	2.13(s)

“Acquisition”	7.3(d)

“Acquisition Proposal”	5.3(a)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Laws”	5.6(a)

“Antitrust Restraint”	5.6(d)

“ASC”	2.4(b)

“Author”	2.10(j)

“Certificate of Merger”	1.2

“Certificates”	1.9(c)

“Change of Recommendation”	5.3(d)

“Closing”	1.3

“Closing Date”	1.3

“COBRA”	2.13(c)

“Company Authorizations”	2.8(b)

“Company Balance Sheet”	2.4(b)

“Company Balance Sheet Date”	2.4(b)

“Company Board”	Recitals

“Company Board Recommendation”	5.2(b)

“Company Disclosure Letter”	Article II

“Company Employee Plans”	2.13(a)

“Company Insiders”	5.15

“Company Intellectual Property”	2.10(a)(v)

“Company Intellectual Property Agreements”	2.10(a)(vi)

“Company Manufacturing Specifications”	2.10(a)(xiv)

“Company-Owned Intellectual Property”	2.10(a)(iv)

“Company Products”	2.10(a)(xi)

“Company Registered Intellectual Property Rights”	2.10(a)(vii)

“Company Representatives”	5.3(a)

“Company SEC Reports”	2.4(a)

“Company Source Code and Manufacturing Specifications”	2.10(a)(xii)

“Company Stockholder Approval”	2.3(a)

“Company Stockholder Meeting”	5.2(a)

“Company Voting Debt”	2.2(c)

“Confidential Information”	2.10(m)

“Confidentiality Agreement”	5.5(a)

“Current Offerings”	5.11(e)

“EAR”	2.19(a)(i)

“Effect”	Definition of Material Adverse Effect

“Effective Time”	1.4

“Employment Offer Documents”	Recitals

“Environmental and Safety Laws”	2.11(a)(i)

“ERISA”	2.13(a)

“ERISA Affiliate”	2.13(a)

“EU”	2.19(a)(ii)

“Exchange Agent”	1.9(a)

“Existing D&O Policy”	5.14(b)

“Extended End Date”	7.1(b)

“Facilities”	2.11(a)(ii)

“FASB”	2.4(b)

“Foreign Plan”	2.13(g)

“fully diluted capitalization”	6.3(a)

“GCA Software Agreements”	2.10(a)(ix)

“Government Contract”	2.18(a)(xxi)

“Hazardous Materials”	2.11(a)(iii)

“Indemnified Parties”	5.14(a)

“Initial End Date”	7.1(b)

“Intellectual Property”	2.10(a)(iii)

“Intellectual Property Rights”	2.10(a)(i)

“Intervening Event”	5.3(e)

“ITAR”	2.19(a)(i)

“Key Customer Agreements”	2.18(a)(i)

“Leased Real Property”	2.9(b)

“Material Contracts”	2.18(a)

“Maximum Premium”	5.14(b)

“Measurement Date”	2.2(a)

“Merger”	Recitals

“Merger Notification Filings”	5.6(a)

“Non-Competition Agreement”	Recitals

“Notice of Superior Proposal”	5.3(d)(iv)

“Open Source Materials”	2.10(o)

“Parent”	Preamble

“Patent Applications”	2.10(d)

“Performance Accelerated Options”	5.11(d)

“Performance Accelerated RSUs”	5.11(c)

“Proxy Statement”	5.1

“Property”	2.11(a)(iv)

“Proprietary Information and Technology”	2.10(a)(ii)

“PTO”	2.10(d)

“Qatalyst Partners”	2.16

“Regulation S-K”	2.4(b)

“Rejection Recommendation”	7.1(h)

“Release”	2.11(a)(v)

“Required Fiduciary Disclosure”	5.3(f)

“Reseller Agreement”	2.18(a)(iii)

“Rollover Option”	1.8(a)(ii)

“Rollover RSU”	1.8(a)(ii)

“SCHIP”	2.15

“Section 16 Information”	5.15

“Significant Customer”	2.17(a)

“Significant Supplier”	2.17(b)

“SOXA”	2.4(d)

“Standard Customer Agreements”	2.10(a)(x)

“Standard Inbound IP Agreements”	2.10(a)(ix)

“Standard NDA”	2.10(a)(ix)

“Standard Outbound IP Agreements”	2.10(a)(x)

“Superior Proposal”	5.3(c)

“Superior Proposal Materials”	5.3(d)(iv)

“Surviving Corporation”	1.2

“Termination Fee”	7.3(b)

“Third-Party Intellectual Property”	2.10(a)(viii)

“Triggering Event”	7.1(h)

“Uncertificated Shares”	1.9(c)

“U.S. Antitrust Laws”	5.6(a)

“Voting Agreements”	Recitals

“WARN Act”	2.13(q)

1.2. The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the certificate of merger in the form attached hereto as Exhibit B (the “Certificate of Merger”), which shall include the form of certificate of incorporation of the Surviving Corporation, and the applicable provisions of Delaware Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3. Closing. Unless this Agreement is earlier and validly terminated in accordance with Section 7.1, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at a time and date to be specified by the parties hereto that will be no later than the fifth Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time as the parties hereto agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4. Effective Time. At the Closing, after the satisfaction or waiver in writing of each of the conditions set forth in Article VI, the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of acceptance by the Secretary of State of the State of Delaware of such filing, or such later time as may be agreed by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

1.5. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

1.6. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Attachment A to the Certificate of Merger, until thereafter amended as provided by Delaware Law and such certificate of incorporation.

(b) At the Effective Time, the parties hereto shall cause the bylaws of the Surviving Corporation to be amended and restated in their entirety to read as set forth on Exhibit C attached hereto, until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.7. Directors and Officers.

(a) The parties hereto shall take all necessary action so that at the Effective Time, the members of the board of directors of Sub immediately prior to the Effective Time shall be appointed as the sole members of the board of directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the sole officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.8. Effect on Company Capital Stock, Unvested Company Shares, Company Options and Company RSUs.

(a) On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Capital Stock:

(i) Company Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares cancelled pursuant to Section 1.8(b)) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.9, an amount of cash equal to the Per Share Cash Amount, without interest. As of the Effective Time, all such shares of Company Common Stock shall automatically be cancelled and no longer be deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per Share Cash Amount, without interest, upon surrender of Certificates and/or Uncertificated Shares in accordance with Section 1.9.

(ii) Company Options and Company RSUs held by Continuing Employees. At the Effective Time, each Company Option held by a Continuing Employee that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested (each, a “Rollover Option”), and each Company RSU held by a Continuing Employee (including any amended Performance Accelerated RSUs (as defined in Section 5.11)) that is outstanding immediately prior to the Effective Time (each, a “Rollover RSU”), shall on the terms and subject to the conditions set forth in this Agreement be assumed and converted by Parent in accordance with Section 5.11. As set forth in Section 5.11, each Rollover Option and each Rollover RSU that immediately prior to the Effective Time was not fully vested shall be subject to the same vesting arrangements that were applicable to such Rollover Option or Rollover RSU, respectively, immediately prior to the Effective Time (as such may be amended pursuant to the terms of any applicable Equity Agreement, Employment Offer Documents or Benefits Waiver or as provided otherwise in Section 5.11 pursuant to which no vesting acceleration of such Rollover Options or Rollover RSUs shall occur by reason of the Merger or any subsequent event, such as termination of employment (except as may be specifically provided in any applicable Equity Agreement, Employment Offer Documents or Benefits Waiver).

(iii) Company Options and Company RSUs Held by Persons Other than Continuing Employees. At the Effective Time, each Company Option and each Company RSU that is not a Rollover Option or a Rollover RSU shall not be assumed by Parent. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the holder thereof, each such vested Company Option and vested Company RSU (including, for the sake of clarity, any Company Options or Company RSUs that are not Rollover Options or Rollover RSUs, respectively, that vest pursuant to a Company Employee Plan in connection with a termination at or prior to the Effective Time) that has not yet been settled, subject to and in accordance with Section 1.9, shall be converted into and represent the right to receive the applicable Cash-Out Amount from Parent for such Company Option or Company RSU; provided that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such Cash-Out Amount the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Agreement. The Cash-Out Amount payable pursuant to this Section 1.8(a)(iii) shall be rounded to the nearest cent and computed after aggregating cash amounts for all vested Company Options or vested Company RSUs represented by a particular grant held by such Person. At the Effective Time, each unvested Company Option and each unvested Company RSU that is not a Rollover Option or a Rollover RSU, as applicable, shall, by virtue of the Merger and without any further action on the part of any holder thereof, be cancelled and extinguished.

(iv) Capital Stock of Sub. At the Effective Time, each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the sole stockholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of common stock of the Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). The certificate evidencing ownership of shares of Sub common stock will evidence ownership of the same number of shares of common stock of the Surviving Corporation.

(b) Cancellation of Company Capital Stock Owned by the Company and Parent. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time, and each share of Company Capital Stock owned by Parent or any direct or indirect wholly-owned Subsidiary of the Company or subsidiary of Parent immediately prior to the Effective Time, shall be cancelled without any conversion thereof.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Common Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Appraisal Rights. Notwithstanding anything contained herein to the contrary, if any stockholder of the Company that is entitled to assert appraisal rights properly demands to be paid the “fair value” of such holder’s shares of Company Capital Stock in accordance with Delaware law and complies with all conditions and obligations of Section 262 of Delaware Law each Dissenting Share held by such Dissenting Stockholder shall not be converted at the Effective Time into the right to receive the applicable portion of the merger consideration, but shall be entitled only to such rights as are granted by Delaware Law to a holder of Dissenting Shares. The Company shall give Parent (i) prompt notice of any such demands received by the Company, including any stockholder’s notice of their intent to demand payment pursuant to Delaware Law that the Company receives prior to the Company Stockholder Meeting, withdrawals of such demands and any other instruments served pursuant to Delaware Law and received by the Company, and (ii) the right to participate in all negotiations and proceedings with respect to such demands under Delaware Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If, after the Effective Time, any Dissenting Stockholder shall fail to perfect or shall have effectively withdrawn or lost the right to seek appraisal rights, the Dissenting Shares held by such Dissenting Stockholder shall immediately be converted into the right to receive the cash payable pursuant to Section 1.8(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.9(c), following the satisfaction of the applicable conditions set forth in Section 1.9(c), the amount of cash to which such holder would be entitled in respect thereof under Section 1.8(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.8(a)).

1.9. Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, Computershare Inc. (or such other agent or agents as may be appointed by Parent), shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Deposit Cash. On or prior to the Closing Date, Parent shall, or shall cause a direct or indirect subsidiary of Parent to, deposit with the Exchange Agent for exchange in accordance with this Article I the cash payable pursuant to Section 1.8(a)(i) and Section 1.8(a)(iii) (provided, that the cash payable pursuant to Section 1.8(a)(iii) may instead be paid directly by either Parent through its payroll provider or the Company through its payroll provider).

(c) Exchange Procedures. Promptly following the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) and each holder of record of book-entry shares (“Uncertificated Shares”) that, in each case, immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use of such letter of transmittal in effecting surrender of Certificates and/or Uncertificated Shares in exchange for the cash payable pursuant to Section 1.8(a). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or upon receipt by the Exchange Agent of an appropriate agent’s message in the case of book-entry transfer of Uncertificated Shares, each holder of such Certificate or such Uncertificated Shares shall be entitled to receive in exchange therefor a check for the cash amount that such holder has the right to receive pursuant to Section 1.8(a) in respect of the Company Capital Stock represented by such Certificate or such Uncertificated Shares, and the Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive cash pursuant to Section 1.8(a), except as provided in Section 1.8(d).

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 1.8(a) or otherwise in connection with the Merger.

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.8(a) is to be paid to a Person other than the Person to which the Certificate or Uncertificated Shares surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate or Uncertificated Shares so surrendered shall, as applicable, be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate or Uncertificated Shares surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.9, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Legal Requirement.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent that has not been delivered to any holders of Certificates or Uncertificated Shares pursuant to this Article I within twelve months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a Certificate or Uncertificated Shares who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.9(c) shall look only to Parent (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 1.8(a). Notwithstanding anything contained herein to the contrary, if any Certificate or Uncertificated Shares have not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the merger consideration contemplated by Section 1.8(a) in respect of such Certificate or Uncertificated Shares would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate or Uncertificated Shares shall, to the extent permitted by Applicable Legal Requirements, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

1.10. No Further Ownership Rights in Company Capital Stock. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock in accordance with the terms of this Agreement shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Shares are presented to the Surviving Corporation for any reason, such Certificate or Uncertificated Shares shall be cancelled and exchanged as provided in this Article I.

1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.8(a) in respect of such Certificate; provided that Parent or the Exchange Agent may, in its respective discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to deliver a bond in such sum as Parent or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Exchange Agent and/or any of their respective Representatives with respect to such Certificate.

1.12. Withholding Rights. Parent, the Surviving Corporation, their respective subsidiaries and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, from shares deliverable upon exercise of Rollover Options and settlement of Rollover RSUs assumed by Parent pursuant to this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Capital Stock, any Company Options, any Company RSUs, any Certificates or any Uncertificated Shares such amounts as any of Parent, the Surviving Corporation, their respective subsidiaries or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other Applicable Legal Requirements. To the extent that amounts are so withheld and paid over to the relevant Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.13. Tax Consequences. The parties hereto intend the Merger to be a taxable sale of the Company Capital Stock by the Company’s stockholders. Parent makes no representations or warranties to the Company or to any holder of Company Capital Stock, Company Options or Company RSUs regarding the Tax treatment of the Merger, or any Tax consequences to the Company or any such holder arising in connection with this Agreement, the Merger or any of the other transactions or agreements contemplated by this Agreement. The Company acknowledges that the Company and such holders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement.

1.14. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, except to the extent inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (x) (i) the Company’s Annual Reports on Form 10-K, (ii) the Company’s Quarterly Reports on Form 10-Q, (iii) the Company’s Proxy Statements on Form DEF 14A, and (iv) the Company’s Current Reports on Form 8-K, in each case filed since January 1, 2010 (other than any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) the exceptions set forth in the disclosure letter of the Company delivered to Parent and Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) that correspond to the representations and warranties set forth in this Article II (each of which exceptions shall indicate the Section and, if applicable, the Subsection of this Article II to which it corresponds (unless and to the extent the relevance of such disclosure to other representations and warranties is reasonably apparent from the actual text of the disclosed exception, in which case such disclosed exception shall be deemed so applicable to such other representations and warranties)), the Company represents and warrants to Parent and Sub as follows:

2.1. Organization, Standing and Power; Subsidiaries.

(a) (i) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) each Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept), and (iii) the Company and each Subsidiary has the corporate or other applicable power to own its properties and to conduct the Business and is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction), except, in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company and each Subsidiary, in each case as amended to date. Neither the Company nor any Subsidiary is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents in any material respect. Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of the Company and their respective jurisdictions of organization or formation. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and non-assessable (in any jurisdiction that recognizes such concepts), are owned by the Company or another Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any preemptive right or right of first refusal, other than in favor of the Company or a Subsidiary, created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which the Company or such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts to which the Company or any of its Subsidiaries is party or by which the Company or any of its Subsidiaries is bound with respect to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. Other than the Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. There are no outstanding obligations of the Company or any of the Subsidiaries under any Contract to which it is a party or by which it is bound to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any other Person (other than the Company or a Subsidiary) in an amount in excess of $500,000 in respect of any single Person. All obligations of the Company or any Subsidiary arising in connection with the commitment, referenced in the Company SEC Reports, to invest $3,000,000 in a company that supplies components and performs design work for the Company’s hardware platform have been satisfied in all material respects.

(c) The Company has made available to Parent true, correct and complete copies of the minute books containing records of all proceedings, consents, actions and meetings of the Company Board, committees of the Company Board, the Company’s stockholders and the board of directors (or similar governing body) and equity holder(s) of each Subsidiary, in each case for the period from January 1, 2010 through the Agreement Date, except in each case for (i) records that discuss the Merger and other strategic matters or alternatives and (ii) draft minutes pending approval by the Company Board or a committee of the Company Board. The Company has made available to Parent true, correct and complete copies of the charters of all committees of the Company Board and all codes of conduct, whistleblower policies, disclosure committee policy or similar policies adopted by the Company Board, as in effect on the Agreement Date, unless the same are contained in unredacted exhibits to the Company SEC Reports.

2.2. Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 240,000,000 shares of Company Common Stock and (ii) 20,000,000 shares of Company Preferred Stock. As of July 18, 2013 (the “Measurement Date”), a total of 31,510,821 shares of Company Common Stock are issued and outstanding and no shares of Company Preferred Stock are issued and outstanding. The Company has not designated, authorized or issued any other shares of capital stock. The Company holds no shares of Company Common Stock in its treasury as of the Measurement Date. As of the Measurement Date, the Company has reserved 14,851,331 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 1,302,005 shares are subject to outstanding and unexercised Company Options, 1,935,140 shares are subject to outstanding Company RSUs and 2,363,492 shares remain available for issuance thereunder. As of the Measurement Date, the Company has reserved 1,000,000 shares of Company Common Stock for issuance to employees pursuant to the Company ESPP, of which 557,338 shares remain available for issuance thereunder. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the certificate of incorporation or bylaws of the Company or any Contract to which, in each case, the Company is a party or by which it is bound. 300,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock and have been reserved for issuance under the Rights Agreement. There is no liability for dividends accrued and unpaid by the Company or any Subsidiary.

(b) The Company has no Company Options or Company RSUs other than those granted pursuant to the Company Option Plans. Schedule 2.2(b)-1 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of any Unvested Company Shares, including the number and kind of shares of Company Capital Stock unvested as of the Measurement Date, the purchase price paid per share, the vesting schedule (and the terms of any acceleration thereof) in effect for such Unvested Company Shares, the repurchase price payable per unvested share and the length of the repurchase period following the holder’s termination of service. As of the Effective Time after taking into account acceleration of vesting in connection with the Merger, there will be no Unvested Company Shares. Schedule 2.2(b)-2 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule, including the vesting commencement date (and the terms of any acceleration thereof), the extent vested as of the Measurement Date, the extent exercisable or issued as of the Measurement Date, the exercise price per share, the Tax status of such option under Section 422 of the Code (or any intended applicable foreign tax scheme), the plan from which such Company Option was granted, the term of each such Company Option and the country of residence of each such holder. Schedule 2.2(b)-3 of the Company Disclosure Letter (which Schedule shall be a subset of Schedule 2.2(b)-2) sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including an indication of the relationship between each such Person and the Company. Schedule 2.2(b)-4 of the Company Disclosure Letter sets forth a true, correct and complete list as of the Measurement Date of all holders of Company RSUs, including the number of shares of Company Common Stock remaining subject to issuance under such Company RSUs, the vesting schedule (and the terms of any acceleration thereof), the plan from which such Company RSU was granted and the country of residence of each such holder. Schedule 2.2(b)-5 of the Company Disclosure Letter (which Schedule shall be a subset of Schedule 2.2(b)-4) sets forth a true, correct and complete list as of the Measurement Date of all holders of outstanding Company RSUs that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including an indication of the relationship between each such Person and the Company. All issued and outstanding shares of Company Capital Stock and all outstanding Company Options and Company RSUs were issued, and all repurchases of Company securities were made, in material compliance with all Applicable Legal Requirements and all requirements set forth in applicable Contracts. All shares that may be issued upon the exercise of Company Options or settlement of Company RSUs will, if and when issued, be validly issued in material compliance with all Applicable Legal Requirements and all requirements set forth in applicable Contracts. The Company is not under any obligation to register under the Securities Act any of the presently outstanding securities of the Company or any Subsidiary now outstanding or that may be subsequently issued.

(c) No Company Debt (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding as of the Agreement Date.

(d) Except for (i) the Company’s right to repurchase any Unvested Company Shares listed on Schedule 2.2(b)-1 of the Company Disclosure Letter, (ii) the Rights under the Rights Agreement, (iii) the rights to acquire shares of Company Common Stock pursuant to the Company ESPP, (iv) the Company Options listed on Schedule 2.2(b)-2 of the Company Disclosure Letter and (v) the Company RSUs listed on Schedule 2.2(b)-4 of the Company Disclosure Letter, as of the Agreement Date, there are no options, restricted stock units, warrants, puts, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Capital Stock, any options, restricted stock units or warrants to purchase or acquire any Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, restricted stock unit, warrant, put, call, right or Contract. Except as expressly provided for in this Agreement, there are no Contracts relating to voting, purchase or sale of any Company Capital Stock between or among the Company and any of the Company’s stockholders, other than written Contracts granting the Company the right to purchase Unvested Company Shares upon termination of employment or service. The terms of each of the Company Option Plans and the applicable stock option agreements and restricted stock unit award agreements permit the treatment of each Company Option and each Company RSU as provided in Section 5.11, without the consent or approval of the holders thereof, the Company’s stockholders or otherwise. No change in the price, extension of exercise period or other modifications (excluding, for this purpose, acceleration as disclosed on any sub-part of Schedule 2.2(b) and, as applicable, pursuant to any Equity Agreement, Employment Offer Documents or Benefits Waiver) in the terms of any Company Option or Company RSU, put, call or other right will arise in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or any Subsidiary, or with Parent or any subsidiary, following the Merger. True, correct and complete copies of each Company Option Plan, the standard form of all Contracts relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under each Company Option Plan, Company Options or Company RSUs that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent.

2.3. Authority; Non-contravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and, subject to obtaining the Company Stockholder Approval, the consummation of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Legal Requirements governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly adopted on or prior to the date hereof (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) approved this Agreement and the Merger, (ii) determined that the Merger and the terms and conditions of this Agreement are fair to, advisable and in the best interests of the Company and the Company’s stockholders and (iii) directed that the adoption of this Agreement be submitted to the Company’s stockholders for consideration and recommended that all of the Company’s stockholders adopt this Agreement. Subject to the accuracy of the representation set forth in Section 3.4, the affirmative vote of the Company’s stockholders holding a majority of all shares of Company Common Stock issued and outstanding on the record date set for the determination of stockholders entitled to vote at the Company Stockholder Meeting (such affirmative vote, the “Company Stockholder Approval”) is the only vote of the Company’s stockholders necessary to adopt this Agreement under Applicable Legal Requirements and the Company’s certificate of incorporation and bylaws.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any Subsidiary or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the certificate of incorporation or bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.3(c), any Applicable Legal Requirement, or (C) any Material Contract, other than, in the case of clauses (i), (ii)(B) and (ii)(C) of this Section 2.3(b), such conflicts, violations, defaults, Encumbrances, terminations, cancellations, accelerations, losses, consents, approvals or waivers as would not, individually or in the aggregate, reasonably be expected to (A) be material to the Company or the Subsidiaries, taken as a whole, or (B) prevent or materially delay any of the transactions contemplated by this Agreement.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger, as provided in Section 1.4, (ii) such filings and notifications as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iii) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (iv) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (A) be material to the Company or the Subsidiaries, taken as a whole, or (B) prevent or materially delay any of the transactions contemplated by this Agreement.

(d) The Company and the Company Board have taken all action necessary (including having amended the Rights Agreement) to render the Rights (as such term is defined in the Rights Agreement) inapplicable to this Agreement, the Voting Agreements and the transactions contemplated by this Agreement, and to cause the expiration of the Rights immediately prior to, but conditioned upon, the consummation of the Merger. After giving effect to such amendments, neither the execution and delivery of this Agreement and the Voting Agreements nor the consummation of any of the transactions contemplated by this Agreement will result in the occurrence of a Distribution Date, a Stock Acquisition Date, a Section 11(a)(ii) Event or a Section 13 Event (as such terms are defined in the Rights Agreement), result in Parent or any of its Affiliates being deemed an Acquiring Person (as defined in the Rights Agreement) or otherwise cause the Rights to become exercisable by the holders thereof. Subject to the accuracy of the representation set forth in Section 3.4, the approval of this Agreement and the transactions contemplated by this Agreement referred to in Section 2.3(a) by the Company Board constitute all of the approvals that are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” with “interested stockholders” set forth in Section 203 of Delaware Law (as such terms are defined therein), and represent the only action necessary to ensure that the restrictions on business combinations set forth in Section 203 of Delaware Law does not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. No other state takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

2.4. SEC Filings; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be so filed or furnished by the Company with the SEC since January 1, 2010. All such required forms, statements, schedules, reports and documents (including those that the Company may file following the Agreement Date) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) as applicable, complied, or will comply in all material respects when filed, with the requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected (prior to the Agreement Date in the case of Company SEC Reports originally filed prior to the Agreement Date) by a subsequently filed Company SEC Report. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (collectively, the “Financial Statements”), including each Company SEC Report filed after the Agreement Date until the Closing, at the time filed (i) complied (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will comply) as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will be) prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented in all material respects (or, in the case of Financial Statements included in Company SEC Reports filed after the Agreement Date, will fairly present in all material respects) the consolidated financial position of the Company and the Subsidiaries as of the respective dates therein indicated and the consolidated results of the Company’s and the Subsidiaries’ operations and cash flows for the periods therein specified (subject, in the case of unaudited interim period financial statements to the absence of footnotes and to normal recurring year-end audit adjustments, none of which individually or in the aggregate are material to the Company and the Subsidiaries, taken as a whole). The balance sheet of the

Company as of March 31, 2013 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any Subsidiary has any Liabilities of a nature required to be set forth on a balance sheet prepared in accordance with GAAP, except for: (i) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, (ii) Liabilities reflected on, accrued on or reserved against on the Company Balance Sheet in accordance with GAAP, (iii) the fees and expenses of investment bankers, attorneys, consultants and accountants incurred in connection with this Agreement, and (iv) Liabilities incurred after the Agreement Date that would not, individually or in the aggregate, reasonably be expect to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Except as reflected in the Financial Statements, neither the Company nor any Subsidiary is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”)). All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP in all material respects. The Financial Statements comply in all material respects with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 985-605 (formerly referred to as the American Institute of Certified Public Accountants’ Statement of Position 97-2). At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in FASB ASC Topic 450) that are not adequately provided for in the Company Balance Sheet as required by FASB ASC Topic 450. The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year that is currently outstanding or that resulted in a past adjustment to, or any restatement of, the Financial Statements. The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with Applicable Legal Requirements and applicable accounting requirements and the Financial Statements are consistent in all material respects with such books and records. There has been no change in the Company’s accounting policies since January 1, 2010, except as described in the Financial Statements.

(c) The Company has made available to Parent a true, correct and complete copy of any amendments or modifications that have not yet been filed with the SEC but that are required to be so filed to agreements, documents or other instruments that were filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, as well as any comment letters or similar correspondence received by the Company from the SEC for the Company’s three most recently completed fiscal years and its current fiscal year. The SEC has not provided comments to the Company in connection with any Company SEC Reports that to the knowledge of the Company remain unresolved. To the knowledge of the Company, no investigation by the SEC with respect to the Company or any Subsidiary is pending or threatened.

(d) Schedule 2.4(d) of the Company Disclosure Letter accurately lists all Company Debt as of the Agreement Date (other than immaterial amounts of indebtedness for the deferred purchase price of property, if any), including, for each item of Company Debt, the Contract governing such Company Debt.

(e) The Company has established and maintains (i) a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act, (ii) “disclosure controls and procedures” required by Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act (as such term is defined therein) and such disclosure controls and procedures are designed to be effective for the purpose for which they were established and (iii) “internal control over financial reporting” (as defined in Rule 13a-15 or Rule 15d-15 promulgated under the Exchange Act) and such internal control over financial reporting is designed to be effective (based on the criteria issued by the Committee on Sponsoring Organizations of the Treadway Committee on “Internal Control-Integrated Framework”) in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s Financial Statements in accordance with GAAP. Since January 1, 2010, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOXA”) and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications were true and accurate in all material respects as of the date made. The Company has not identified and has no knowledge of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial, accounting and compliance officers and those performing similar functions. The Company has disclosed any violation or waiver of such code of ethics, as required by Section 406(b) of SOXA. To the knowledge of the Company, there is no fraud or any material violation of the Company’s code of ethics that involves management or other employees who have a significant role in the Company’s internal controls and procedures.

(f) The audit committee of the Company Board includes an “audit committee financial expert,” as defined by Item 401(h)(2) of Regulation S-K. To the knowledge of the Company, Ernst & Young LLP, which has expressed its opinion for each of the fiscal years in the three-year period ended December 31, 2012 included in the Company SEC Reports (including the related notes), is “independent” with respect to the Company and the Subsidiaries within the meaning of Regulation S-X promulgated under the Exchange Act. The Company has made such disclosure of non-audit services performed by Ernst & Young LLP in its proxy statements with respect to its annual meetings of stockholders as is required under the rules and regulations of the SEC and all such non-audit services have been approved in advance by the audit committee of the Company Board.

(g) Since January 1, 2010, neither the Company nor any Subsidiary nor, to knowledge of the Company, any Company Representative has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls or any material inaccuracy in the Company’s Financial Statements. Since January 31, 2010, except as set forth on Schedule 2.4(g) of the Company Disclosure Letter, no attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of fraud or a material violation of securities laws or other Applicable Legal Requirements, breach of fiduciary duty or similar violation by the Company or any Company Representative.

(h) The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Common Stock on the NASDAQ Global Select Market, including all applicable corporate governance rules and regulations.

(i) All Company Options and Company RSUs granted by the Company have been duly and validly approved by (i) the Company Board, or by a duly constituted committee of the Company Board to which the administration of such awards under the applicable Company Option Plan has been delegated, at a valid meeting of such Company Board or committee or pursuant to a valid unanimous written consent of the members of such Company Board or committee or (ii) the Chief Executive Officer of the Company in cases where such officer has been duly authorized by the Company Board to approve such awards. All grants of Company Options and Company RSUs are in compliance in all material respects with the terms of the applicable Company Option Plan under which such Company Options and

Company RSUs were granted. The Company has not granted any Company Option or Company RSU to any employee of the Company or the Subsidiaries prior to the date of commencement of employment of such employee with the Company or such Subsidiary. The Company has not granted any Company Options at an exercise price that represents a discount from the fair market value of such Company Option on the valid date of grant of such Company Option and the Company has validly disclosed any re-pricing of Company Options in the Financial Statements. Neither the Company, its Affiliates, the Company Board, any Company Board committee nor the Chief Executive Officer has engaged in (A) the back-dating or falsification of documentation with respect to the grant of any Company Option for the purpose of reducing the exercise price at which such Company Option was granted or (B) the intentional delay of the grant of Company Options in anticipation of forthcoming public announcements regarding the Company or the Business that would reasonably be expected to result in a decrease of the trading price of the Company’s capital stock on the NASDAQ Global Select Market, for the purpose of increasing the value of such Company Options for the applicable optionee as a result of such decrease in such trading price.

2.5. Absence of Certain Changes. From the Company Balance Sheet Date to the Agreement Date:

(a) the Company and the Subsidiaries have conducted the Business in all material respects in the ordinary course consistent with past practice except in connection with this Agreement and the transactions contemplated hereby or permitted by this Agreement;

(b) there has not occurred a Material Adverse Effect;

(c) neither the Company nor any Subsidiary has (A) sold, disposed of, transferred or licensed to any Person any rights to any material Company Intellectual Property other than in the ordinary course of business consistent with past practice or pursuant to a Standard IP Agreement, (B) acquired or licensed from any Person any Intellectual Property other than in the ordinary course of business consistent with past practice or pursuant to a Standard Inbound IP Agreement, (C) sold, disposed of, transferred or provided a copy of any Company Source Code (other than Open Source Materials) to any Person other than Authors in their capacity as Authors or (D) sold, disposed of, transferred or provided a copy of any Company Manufacturing Specifications to any Person other than supply chain providers (including, without limitation, contract manufacturers);

(d) there has not occurred any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary’s assets, except, in each case, as required by changes in GAAP;

(e) there has not occurred any declaration, setting aside or payment of a dividend or other distribution with respect to any securities of the Company (other than issuances of shares of Company Common Stock following the exercise of Company Options and settlement of Company RSUs), any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities (other than repurchases of Unvested Company Shares in accordance with the Company Option Plans);

(f) there has not occurred any uncured material default under any Material Contract;

(g) there has not occurred any amendment or change to the certificate of incorporation or bylaws of the Company or equivalent organizational or governing documents of any Subsidiary;

(h) there has not occurred any increase in the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants (other than increases in the ordinary course of business consistent with past practice in the base salaries of employees in an amount that does not exceed 10% of such base salaries) or any new loans or extension of existing loans to any such Persons (excluding advancement of expenses to employees in the ordinary course of business consistent with past practice), and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance (exclusive of severance paid to individuals who are not officers of the Company or the Subsidiaries in accordance with the employee severance policy of the Company, a copy of which policy has been made available to Parent, in the ordinary course of business consistent with past practice or pursuant to Applicable Legal Requirements), acceleration of vesting or other similar benefits to any such Persons;

(i) there has not occurred the execution of any employment agreements or service Contracts (other than “at-will” employment offer letters (except for offer letters provided to Company employees who provide services outside of the United States and where the “at-will” concept of employment is not recognized) for newly-hired employees and “at-will” service contractors, in each case entered into in the ordinary course of business consistent with past practice) or the extension of the term of any existing employment agreement or service Contract with any Person in the employ or service of the Company or any Subsidiary other than automatic extensions under such existing employment agreement or service Contract;

(j) there has not occurred any material change with respect to the senior management personnel of the Company or any termination of employment of any such employees, any termination by the Company of employment of more than 10 employees at one time as part of a reduction in force, any labor dispute, or to the Company’s knowledge, any claim of unfair labor practices involving the Company or any Subsidiary;

(k) neither the Company nor any Subsidiary has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its material assets or properties or any material Company Debt;

(l) neither the Company nor any Subsidiary has incurred any Liability to its directors or officers (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business consistent with past practice);

(m) neither the Company nor any Subsidiary has made any deferral of the payment of any account payable other than in the ordinary course of business consistent with past practice, or in any amount in excess of $1,000,000, or given any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice in order to accelerate or induce the collection of any receivable;

(n) neither the Company nor any Subsidiary has made any material change in the manner in which it extends discounts, credits or warranties to any Significant Customer;

(o) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the Business or the assets or properties of the Company or any Subsidiary;

(p) neither the Company nor any Subsidiary has commenced or settled any material litigation; and

(q) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company or any Subsidiary to do any of the things described in Sections 2.5(a)-(p), other than negotiations or agreements with Parent and its Representatives regarding the transactions contemplated by this Agreement.

2.6. Litigation. Except as disclosed in the Company SEC Reports filed prior to the Agreement Date under the appropriate caption pursuant to Item 103 of Regulation S-K, there is no Legal Proceeding pending before any Governmental Entity, or to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary) that (i) would reasonably be expected to result in obligations or liabilities of the Company and its Subsidiaries in excess of $1,000,000 or (ii) would otherwise reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There is no Order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary). As of the Agreement Date, neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person. There has not been since January 1, 2010, nor are there as of the Agreement Date, any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof), any compliance officer of the Company or any third party at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

2.7. Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any Subsidiary that has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or materially impairing (i) any current or currently proposed business practice of the Company or any Subsidiary, (ii) any acquisition of material property by the Company or any Subsidiary or (iii) the conduct of the Business.

2.8. Compliance with Laws; Governmental Permits.

(a) Since January 1, 2010, the Company and each Subsidiary has complied with, is not in violation of, and has not received any written, or to the knowledge of the Company, oral, notice regarding any violation or alleged violation with respect to, any Applicable Legal Requirement with respect to the Business, except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. Except for gifts of immaterial value, none of the Company, the Subsidiaries and the Company Representatives has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of an official or employee of any Governmental Entity, to any (i) official or employee of any Governmental Entity, (ii) political party or candidate thereof or (iii) other Person, in any such case, while knowing that all or a portion of such money or thing of value would be given or offered to an official or employee of any Governmental Entity or political party or candidate thereof.

(b) The Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its material assets or properties or (ii) that is required for and material to the operation of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, except where the failure to obtain or maintain such Company Authorizations would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. The Company and the Subsidiaries are in compliance in all material respects with the terms of the Company Authorizations. As of the Agreement Date, neither the Company nor any Subsidiary has received any written, or to the knowledge of the Company, oral, notice from any Governmental Entity regarding (A) any actual or alleged violation of Applicable Legal Requirements or any Company Authorization or any failure to comply in all material respects with any term or requirement of any Company Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.

2.9. Title to Property and Assets.

(a) Each of the Company and each Subsidiary has good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or such Subsidiary leasehold possession of the properties and assets that are the subject of the leases, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Neither the Company nor any Subsidiary owns any real property or interests in real property. Schedule 2.9(b) of the Company Disclosure Letter is a true, correct and complete list as of the Agreement Date of all material real property and interests in real property leased by the Company or any Subsidiary (each such property or interest, “Leased Real Property”). With respect to Leased Real Property, neither the Company nor any Subsidiary has (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any material portion thereof, or (ii) collaterally assigned or granted any other security interest in any such leasehold estate or any material interest therein. The Company has made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

(c) Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, the plant, property and equipment of the Company and each Subsidiary that are used in the operations of the Business are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business consistent with past practice, and (iv) to the knowledge of the Company, free from any material defects. For the avoidance of doubt, no representation is made in this Section 2.9(c) regarding any real property or any Intellectual Property.

2.10. Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(iii) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(iv) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned by the Company or any Subsidiary.

(v) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed by the Company or any Subsidiary.

(vi) “Company Intellectual Property Agreements” means any Contract to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary has granted any rights with respect to any Company Intellectual Property or has been granted any rights with respect to any Third-Party Intellectual Property.

(vii) “Company Registered Intellectual Property Rights” means all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks or service marks, applications to register trademarks or service marks, intent-to-use applications or other registrations or applications related to trademarks or service marks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of the Subsidiaries.

(viii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(ix) “Standard Inbound IP Agreements” means: (A) non-disclosure agreements granting a limited right to use confidential information entered into by the Company or a Subsidiary in the ordinary course of business consistent with past practice (each, a “Standard NDA”), (B) non-exclusive trademark licenses, (C) “shrink wrap” and other non-exclusive license agreements for generally commercially available software or for application service provider, “software as a service,” cloud or similar services, that is not redistributed with, bundled with, or integrated into the Company Products and for which the Company has paid no more than $100,000 in any year (“GCA Software Agreements”) and (D) licenses for Open Source Materials.

(x) “Standard Outbound IP Agreements” means: (A) Standard NDAs, (B) maintenance, support and professional services Contracts for Company Products , and (C) non-exclusive licenses, sales or services agreements for Company Products, in each case in the ordinary course of business consistent with past practice (1) substantially on the Company’s or a Subsidiary’s standard form(s) of customer agreement (copies of which have been made available to Parent) or (2) on terms and conditions that do not materially deviate from such form(s) (“Standard Customer Agreements”) and (D) Reseller Agreements.

(xi) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary.

(xii) “Company Source Code” means, collectively, any software source code, any material portion or aspect of software source code, or any material proprietary information or algorithm contained in or relating to any software source code, of any Company-Owned Intellectual Property or Company Products.

(xiii) “Company Manufacturing Specifications” means, collectively, any confidential manufacturing specifications or designs, any material portion or aspect of confidential manufacturing specifications or designs, or any material proprietary information contained in or relating to any confidential manufacturing specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(xiv) “Standard IP Agreements” means Standard Inbound IP Agreements and Standard Outbound IP Agreements.

(b) The Company and the Subsidiaries own or have the valid right or license to all material Intellectual Property necessary for the conduct of the Business as currently conducted. The Company Intellectual Property is sufficient for the conduct of the Business as currently conducted.

(c) Neither the Company nor any Subsidiary has transferred ownership of, or agreed to transfer ownership of, any Intellectual Property to any third party (other than transfers of immaterial Intellectual Property in the ordinary course of business consistent with past practice that is not, or is not embodied in, a Company Product), and the Company and the Subsidiaries own and have good and exclusive title to each item of Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).

(d) Schedule 2.10(d) of the Company Disclosure Letter lists, as of the Agreement Date, all Company Registered Intellectual Property Rights, including the jurisdictions in which each such Company Registered Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each item of Company Registered Intellectual Property Rights is, to the Company’s knowledge, valid (or in the case of applications, applied for) and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property Rights currently required to be filed have been filed with the applicable patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property Rights and recording the Company’s and the Subsidiaries’ ownership interests therein. The Company is not aware of any information (i) material to a determination of patentability regarding any patent applications filed by or on behalf of the Company or any Subsidiary in the United States or any foreign jurisdictions (the “Patent Applications”) not called to the attention of the United States Patent and Trademark Office (“PTO”) or applicable foreign patent office, (ii) not called to the attention of the PTO or any applicable foreign patent office that would preclude the grant of a patent for the Patent Applications or (iii) that would preclude the Company from having title to the Patent Applications and to the patents that have issued or that may issue therefrom.

(e) Except as set forth in Schedule 2.10(e)-1 of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not cause the material breach, modification, cancellation, termination, suspension of, or acceleration of any performance, benefit, remedy or payment with respect to any material Company Intellectual Property Agreement, or give any third party the right to do any of the foregoing or receive any such performance, benefit, remedy or payments. Except as set forth in Schedule 2.10(e)-2 of the Company Disclosure Letter, none of the Company Intellectual Property Agreements contains a grant by the Company or any Subsidiary of any exclusive rights to or under any Company Intellectual Property to any third party. To the knowledge of the Company, there are no pending material disputes between the Company, or any of the Subsidiaries, and any third party regarding the scope of any Company Intellectual Property Agreements or performance under any Company Intellectual Property Agreements, including with respect to any payments to be made or received by the Company or any Subsidiary thereunder, and neither the Company nor any Subsidiary has any Liability for breach of any Company Intellectual Property Agreement. Except as set forth in Schedule 2.10(e)-3 of the Company Disclosure Letter, no third party that has licensed Intellectual Property to the Company or any Subsidiary has contractually granted ownership or license rights to improvements or derivative works of such Third-Party Intellectual Property that are made by the Company or any Subsidiary.

(f) Except as set forth in Schedule 2.10(f) of the Company Disclosure Letter, there are no royalties, honoraria, fees or other payments payable by the Company or any of the Subsidiaries to any Person (other than (i) payments payable in the ordinary course of business pursuant to any Standard Inbound IP Agreement, or (ii) salaries, fees and other consideration payable to employees, consultants and independent contractors) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company Intellectual Property by the Company or any of the Subsidiaries.

(g) To the knowledge of the Company, there is no material infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor any Subsidiary has in the past five years brought any Legal Proceeding for infringement or misappropriation of any Company Intellectual Property.

(h) Neither the Company nor any Subsidiary has (in the past five years) been sued in any Legal Proceeding (or received any written notice or, to the knowledge of the Company, threat) that involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or that contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property Right. Neither the Company nor any Subsidiary has received any written communication in the past five years that involves an offer to license or grant any other rights or immunities under any Intellectual Property Right of a third party, or that alleges that any Company Products or the conduct of the Business infringes any Intellectual Property Rights of any third party.

(i) The Company and the Subsidiaries have no Liability for infringement or misappropriation of any Third-Party Intellectual Property or for unfair competition or unfair trade practices under the laws of any jurisdiction. In addition, the operation of the Business as it is currently conducted, including (i) the design, development, manufacturing, reproduction, branding, marketing, advertising, promotion, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or currently or in the past five years produced, marketed, licensed, sold or distributed, or, to the knowledge of the Company, any Company Product currently under development, and (ii) the Company’s or any Subsidiary’s use of any product, device or process in the Company Products in the past five years or the conduct of the Business as it is currently conducted, has not infringed, misappropriated or violated and, does not and will not infringe, misappropriate or violate any Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and, to the knowledge of the Company, there is no substantial basis for any such claim. Neither the Company nor any Subsidiary has received any written or oral opinion of counsel in the past five years that any Company Product or the operation of the Business does or does not infringe, misappropriate or violate any Intellectual Property Right of a third party or that any Intellectual Property Right of a third party is invalid or unenforceable.

(j) The Company and each Subsidiary has secured from each of their founders, employees, consultants and independent contractors who independently or jointly contributed to or participated in the contribution, conception, reduction to practice, creation or development of any Intellectual Property for the Company or any Subsidiary (each, an “Author”) a written proprietary information and invention disclosure and Intellectual Property assignment agreement that assigns unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights in such contributions, conceptions, reductions to practice, creations or developments to the Company or any Subsidiary. To the knowledge of the Company, no Author is in material breach of any such agreement.

(k) To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in material breach of any Contract relating to invention disclosure (including patent disclosure), invention assignment or non-disclosure by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary, or (ii) has developed any technology, software or other copyrightable or patentable work for the Company or any Subsidiary that is subject to any written agreement between such employee, consultant or independent contractor and a third party under which such employee, consultant or independent contractor has assigned or otherwise granted to such third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable or patentable work.

(l) To the knowledge of the Company, the employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any material Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for or provide services to the Company or any Subsidiary, whether such Liability is based on contractual or other legal obligations to such third party.

(m) The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or trade secret information of the Company (“Confidential Information”). All current and former employees and contractors of the Company and the Subsidiaries having access to Confidential Information that is material to the Business as it is currently conducted have executed and delivered to the Company a written agreement regarding the protection of such Confidential Information.

(n) Schedule 2.10(n) of the Company Disclosure Letter (i) lists as of the Agreement Date all software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)) (“Open Source Materials”) that is incorporated into, or combined or distributed with, any Company Products, and (ii) describes the manner in which such Open Source Materials were so incorporated, combined or distributed with Company Products, and identifies for each such item of Open Source Materials (1) the applicable open source license, (2) whether the item is incorporated into or distributed with any Company Products and, if so, the applicable Company Product(s), and (3) whether or not the item was modified by the Company or any Subsidiary.

(o) Neither the Company nor any Subsidiary has incorporated Open Source Materials into, or combined or distributed Open Source Materials with, the Company Intellectual Property or Company Products, or otherwise used Open Source Materials, in such a way that creates obligations for the Company or such Subsidiary with respect to any Company-Owned Intellectual Property or grant to any third party, any rights or immunities under any Company-Owned Intellectual Property Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge).

(p) The software included in the Company Products or software used in the provision of any Company Product does not contain any disabling mechanisms or protection features that are designed to disrupt, disable, harm or otherwise impede in any material respect the normal and authorized operation of, or provide unauthorized access to, a computer system or network or other device on which Company Product software is stored or installed or damage or destroy any material normal and authorized data or file without the user’s consent.

(q) All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation. Neither the Company nor any Subsidiary has any material Liability (and, to the knowledge of the Company and any Subsidiary, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

(r) To the knowledge of the Company, no (i) government funding or (ii) facilities or resources of a university, college or other educational institution or research center were used in the development of any Company-Owned Intellectual Property.

(s) Except as otherwise set forth in Schedule 2.10(s) of the Company Disclosure Letter, neither the Company nor any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code (other than providing (i) Authors access to Company Source Code in their capacity as Authors and (ii) Open Source Materials). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will cause the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code (other than Open Source Materials). Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will cause the release from escrow or other delivery to a third party of any Company Source Code.

(t) Except as otherwise set forth in Schedule 2.10(t) of the Company Disclosure Letter, neither the Company nor any Subsidiary, nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Manufacturing Specifications (other than providing supply chain providers (including, without limitation, contract manufacturers) access to Company Manufacturing Specifications). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will cause the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Manufacturing Specifications (other than to supply chain providers (including, without limitation, contract manufacturers)). Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will cause the release from escrow or other delivery to a third party of any Company Manufacturing Specifications.

(u) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization pursuant to the rules of which it is or was required or obligated to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property.

(v) The Company and each Subsidiary have complied in all material respects with Applicable Legal Requirements and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. The Company and each Subsidiary are in material compliance with all of the terms of all Contracts to which the Company or any Subsidiary is a party relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected, accessed or obtained by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. Each of the Internet websites owned or operated by the Company or any Subsidiary has in the past five years maintained a publicly posted privacy policy that describes the Company’s practices with respect to the collection, use and disclosure of personally identifiable information and that complies in all material respects with all Applicable Legal Requirements. The execution, delivery and performance of this Agreement will comply with all Applicable Legal Requirements relating to privacy and with the Company’s and each Subsidiary’s privacy policies. Neither the Company nor any Subsidiary has in the past five years received a written complaint regarding the Company’s use, collection, storage, disclosure or transfer of personally identifiable information.

(w) The Company and each Subsidiary has implemented and maintains a security plan that is customary and reasonable for their industry that (i) identifies internal and external risks to the security of any personally identifiable information, in the Company’s or such Subsidiary’s possession, custody or control, (ii) implements, monitors and improves administrative, electronic and physical safeguards to control those risks, (iii) maintains notification procedures in material compliance with Applicable Legal Requirements in the case of any breach of security compromising data containing personally identifiable information and (iv) complies in all material respects with the obligations of the Company and the Subsidiaries in any Contracts to which the Company or any Subsidiary is a party regarding the security of personally identifiable information in the Company’s or Subsidiary’s possession, custody or control. To the knowledge of the Company, neither the Company nor any Subsidiary has, in the past five years, experienced any breach of security or otherwise unauthorized access by third parties to any personally identifiable information in the Company’s or any Subsidiary’s possession, custody or control.

2.11. Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” means any Applicable Legal Requirements issued, promulgated or entered into by any Governmental Entity that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or that are intended to assure the safety of employees, workers or other Persons, including the public.

(ii) “Facilities” means all buildings and improvements on the Property.

(iii) “Hazardous Materials” means any toxic or hazardous substance, chemical, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste, including those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

(iv) “Property” means all real property leased or owned by the Company or any Subsidiary either currently or in the past.

(v) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(b) Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, (i) since January 1, 2010, neither the Company nor any Subsidiary has received any notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (ii) no Legal Proceedings are pending or to the Company’s knowledge, threatened against the Company or any Subsidiary or any Property relating to an actual or alleged violation of any Environmental and Safety Laws, (iii) neither the Company nor any Subsidiary is a “potentially responsible party” under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous Applicable Legal Requirements arising out of prior events, (iv) there are not now and have not been while the Company or any Subsidiary have owned, operated, occupied or leased any Property, or, to the knowledge of the Company, at any other time, any Release of any Hazardous Material in, on, under, or affecting any of the Facilities or any

Property reasonably likely to result in a material Liability to the Company or any Subsidiary, (v) to the Company’s knowledge, all Hazardous Materials and wastes have been disposed of by the Company and the Subsidiaries in accordance with Environmental and Safety Laws, (vi) neither the Company nor any Subsidiary is subject to any indemnity obligation or other Contract with any Person relating to Liabilities under Environmental and Safety Laws, other than customary indemnification provisions contained in real property leases entered into in the ordinary course of business consistent with past practice, (vii) to the knowledge of the Company, there are not now and have not been while the Company or any Subsidiary has owned, operated, occupied or leased any Property, or, at any other time, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells, (viii) the Company’s and each Subsidiary’s uses of and activities at the Facilities, have at all times complied in all material respects with all Environmental and Safety Laws and (ix) each of the Company and each Subsidiary has all permits and licenses required to be issued under Environmental and Safety Laws necessary for the conduct of the Business and are in material compliance with the terms and conditions of such permits and licenses.

2.12. Taxes.

(a) The Company and each Subsidiary have properly completed and timely filed all material Tax Returns required to be filed by them (including any Tax Returns required to be filed on a consolidated, combined, unitary or aggregate basis by a group of entities for a Taxable period in which the Company or any Subsidiary was required to have been included as a member and with respect to which the Company or any Subsidiary would have liability for any unpaid Taxes in respect to such Taxable period) and have timely paid all material Taxes required to have been paid by them, whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all material respects when filed and were prepared in substantial compliance with all Applicable Legal Requirements. The Company has made available to Parent true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary for Taxable periods beginning on or after January 1, 2009.

(b) The Company Balance Sheet reflects all material Liability for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Since the Company Balance Sheet Date, neither the Company nor any Subsidiary has incurred any material Taxes except for Taxes arising in the ordinary course of business consistent with past practice.

(c) There is no (i) material claim for Taxes being asserted against the Company or any Subsidiary that has resulted in an Encumbrance against any assets of the Company or any Subsidiary other than liens for Taxes not yet due and payable, (ii) audit or pending audit of which the Company or any Subsidiary has received notice from a Tax Authority in writing (or, to the knowledge of the Company, any other notice), or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect and (iv) agreement to any extension of time for filing any Tax Return that has not been filed. Neither the Company nor any Subsidiary has received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other Tax Authority).

(d) Neither the Company nor any Subsidiary is required to include any amount in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code, or any comparable provision under state, local or foreign Applicable Legal Requirements, as a result of a change of any accounting method employed by the Company or any Subsidiary in any Tax Return filed prior to the Merger.

(e) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing agreement or similar contract or agreement, the principal purpose of which is or was the allocation of Tax liabilities computed on a consolidated, combined, unitary, aggregate or similar basis among entities that have been or will be required to compute their Tax liability on such a basis, and neither the Company nor any Subsidiary has any Liability to another Person for Taxes payable by such other Person under any agreement (other than contractual arrangements entered into in the ordinary course of business or in connection with the sale or lease of assets in which the inclusion of Tax related obligations are consistent with normal commercial practices in such contracts and, in each case, the principal purpose of which agreements is other than Taxes).

(f) Each of the Company and each Subsidiary has disclosed on its Tax Returns (or otherwise adequately disclosed) any Tax reporting position taken in any Tax Return that would be more likely than not, absent disclosure, to give rise to a penalty under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Legal Requirements.

(g) Neither the Company nor any Subsidiary has consummated or participated in, and none of them is currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662, 6011 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Subsidiary has participated in, and none of them are currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar Applicable Legal Requirement.

(h) Neither the Company nor any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of entities of which the Company was not the ultimate parent corporation during a Taxable year in which the Company or any Subsidiary, by reason of such membership, was required to determine its Tax liability by reference to, or in combination with, the activities or income of such group or other members of such group.

(i) Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Subsidiary or other prior member of a group of which the Company or any Subsidiary was the ultimate parent entity) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Applicable Legal Requirements), or as a transferee or successor of such Person.

(j) The Company has made available to Parent the Company’s accounting books and records that clearly record the existence and amount of, and Company has explained to Parent, any intercompany transactions with respect to which gain or loss may be required to be reported pursuant to Section 1.1502-13 of the Treasury Regulations in a Tax Return not yet filed by the Company.

(k) Neither the Company nor any Subsidiary will be required to include income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting requested or agreed to in which the year of change was a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Applicable Legal Requirements), (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Legal Requirements), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or accrued on or prior to the Closing Date (other than prepaid amounts received or accrued since the Company Balance Sheet Date in the ordinary course of business), or (vi) an election under Section 108(i) of the Code.

(l) Neither the Company nor any Subsidiary has incurred a “dual consolidated loss” within the meaning of Section 1503 of the Code.

(m) Neither the Tax loss carry forwards nor the general business Tax credit carry forwards of either the Company or any Subsidiary to their current Taxable period are limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Applicable Legal Requirements) for any Taxable period ending with or prior to the Closing Date.

(n) Each of the Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts are ordinarily provided.

(o) The Company for itself and for the Subsidiaries has made available to Parent all documentation in its possession relating to any Tax holidays or incentives specifically granted by a Tax Authority to the Company or any Subsidiary the benefit of which (i) was claimed by the Company or any Subsidiary in any Tax Return that has been filed by the Company or any Subsidiary or (ii) is reasonably expected to be claimed in a Tax Return of the Company or any Subsidiary not yet required to have been filed (other than Tax incentives generally applicable without prior specific approval from a Tax Authority). The Company and the Subsidiaries are (or were during any relevant time period in which such benefit was claimed or is intended to be claimed) in compliance with the requirements for any such Tax holidays or incentives and none of such Tax holidays or incentives will be terminated by the Merger or the other transactions contemplated by this Agreement.

(p) The Company has made available to Parent all documentation in its possession prepared as a result of Section 6662 of the Code (or similar provision under foreign Applicable Legal Requirements) supporting the transfer pricing with any of the Company’s foreign Subsidiaries which documentation relates to Taxable periods of the Company or any Subsidiary for which the statute of limitations on assessment has not expired.

(q) Neither the Company nor any Subsidiary is, and none of them have ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(r) Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(s) Each of the Company and each Subsidiary (i) has materially complied (and until the Closing will comply) with all Applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code, or similar provisions under any foreign Applicable Legal Requirements), (ii) has, within the time and in the manner prescribed by such Applicable Legal Requirements, withheld from employee wages or consulting compensation all amounts required to have been withheld, and paid over all withheld amounts required to have been paid over to any Governmental Entities under all Applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state, local or foreign income and employment Tax withholding laws, and (iii) has timely filed all withholding Tax Returns required to have been filed by it.

(t) No claim has been made by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that Company or any Subsidiary is or may be subject to taxation by such jurisdiction. Neither the Company nor any Subsidiary (i) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, or (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(u) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, would, or would reasonably be expected to, as a result of the transactions and agreements contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.12(u) of the Company Disclosure Letter lists each Person (whether U.S. or foreign) who the Company reasonably believes is, with respect to the Company or any Subsidiary, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) to whom payments in the nature of compensation would be made by reason of the Merger and would be treated as contingent on a change in the ownership of the Company, as determined as of the Agreement Date and based on information available to the Company as of the Agreement Date.

(v) Schedule 2.12(v) of the Company Disclosure Letter lists all nonqualified deferred compensation plans (within the meaning of Section 409A of the Code) to which the Company or any of the Subsidiaries is a party, and each such plan complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(w) The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted or repriced, and neither the Company nor Parent has incurred or will incur any Liability to withhold Taxes as a result of Section 409A of the Code upon the vesting of any Company Options.

2.13. Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) of the Company Disclosure Letter lists, as of the Agreement Date, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) each loan to an employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all material bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements, (v) all other material fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees and (vi) any employment or service agreements (except for offer letters providing for at-will employment that do not provide for severance, acceleration or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer, employee or consultant (provided that, for former directors, officers, employees and consultants, such agreements need only be listed if unsatisfied obligations of the Company or any ERISA Affiliate of greater than $10,000 remain thereunder) and (vii) any other written or oral arrangement for the benefit of any employee under which the Company or any ERISA Affiliate has or may have material liability, contingent or otherwise (all of the foregoing described in clauses (i) through (vii), collectively, the “Company Employee Plans”). Neither the Company nor any ERISA Affiliate has, since the effective date of the Company’s initial public offering, extended or maintained credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company.

(b) The Company has made available to Parent a true, correct and complete copy of each of the Company Employee Plans and, as applicable, related trust documents, insurance policies or Contracts, employee booklets, registration statements, prospectuses and summary plan descriptions and, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, has made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.

(c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law. Except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole, (i) there has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan, (ii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all Applicable Legal Requirements (including ERISA and the Code), (iii) the Company and each Subsidiary has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans, and (iv) neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. Except as would not reasonably be expected to result in material liability to the Company, all contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan year (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice, after the Company Balance Sheet Date as a result of the operations of Company and the Subsidiaries after the Company Balance Sheet Date). In addition, except as would not reasonably be expected to result in material liability to the Company, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, the Subsidiaries and the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material Liability to Parent, the Surviving Corporation and/or any Subsidiary (other than ordinary administrative expenses typically incurred in a termination event). Except as would not reasonably be expected to result in material liability to the Company, with respect to each Company Employee Plan subject to ERISA as either an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) or an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed and distributed or posted with respect to each such Company Employee Plan (other than routine claims for benefits and qualified domestic relations orders). No Legal Proceeding has been brought that remains unresolved as of the Agreement Date, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan (other than routine claims for benefits and qualified domestic relations orders), including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan, in any such case that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans, in each case except as would not reasonably be expected to be material to the Company and the Subsidiaries, taken as a whole.

(e) Neither the Company nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has maintained, established, sponsored, participated in or contributed to, in each case within the past six years, any “pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution within the past six years to or otherwise incurred any obligation within the past six years under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g) Each Company Employee Plan or other compensation and benefits plan maintained or contributed to by the Company or any Subsidiary under the Applicable Legal Requirements or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 2.13(g) of the Company Disclosure Letter. With respect to each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Applicable Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan that were required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Applicable Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, were timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet where required to be so reflected by GAAP, (iii) the Company, each Subsidiary, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations that such Foreign Plan is in compliance with the Applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan (except where the failure to obtain such a determination, individually or in the aggregate with any such other failures, would not reasonably be expected to result in a material liability to the Company or any Subsidiary), (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and Applicable Legal Requirements, (v) to the knowledge of the Company, there are no pending investigations by any Governmental Entity involving such Foreign Plan, and no pending Legal Proceedings (except for claims for benefits payable in the normal operation of such Foreign Plan) against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the Merger and the other transactions contemplated by this Agreement will not by itself create or otherwise result in any Liability with respect to such Foreign Plan and (vii) except as required by Applicable Legal Requirements, no condition exists that would prevent the Company or any of the Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses or the incurrence of any Liability (other than the payment of benefits accrued on the Company Balance Sheet and any normal and reasonable expenses typically incurred in a termination event). No Foreign Plan has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the Financial Statements.

(h) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

(i) Except as set forth on Schedule 2.13(i) of the Company Disclosure Letter, the Company and each Subsidiary is in compliance in all material respects with all Applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all earned wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary has any material unpaid liability for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). To the knowledge of the Company, there are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any current obligations to make any payment under COBRA to or on behalf of any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective current or former employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(j) Schedule 2.13(j) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the Agreement Date, of all Contracts that provide for severance payments or benefits upon termination of employment to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound and the terms of which either (i) materially deviate from the terms set forth in the applicable form made available to Parent pursuant to Section 2.13(p) or (ii) requires notice in advance of, or would result in material Liability upon, termination of such Contract (other than pursuant to Applicable Legal Requirements). Neither Company nor any Subsidiary has any obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (A) for which Company has established a reserve for such amount on the Company Balance Sheet, to the extent required by GAAP, and (B) pursuant to Contracts entered into after the Company Balance Sheet Date and disclosed on Schedule 2.13(j) of the Company Disclosure Letter.

(k) Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary, and, to the knowledge of the Company, neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize the employees of the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any of their respective Representatives, has committed any unfair labor practice in connection with the operation of the Business, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened. No employee of the Company or any Subsidiary has been dismissed in the 12-month period immediately preceding the Agreement Date.

(l) Except as set forth on Schedule 2.13(l) of the Company Disclosure Letter, no employee of the Company or any Subsidiary with the title of vice president or higher has given notice to the Company or any Subsidiary, and, to the Company’s knowledge, no such employee intends to terminate his or her employment with the Company or any Subsidiary on or prior to the Closing Date. The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize “at will” employment), except as may be altered by Applicable Legal Requirements without action on the part of the Company or any Subsidiary.

(m) Each of the Company and each Subsidiary has made available to Parent a true, correct and complete list of the names, positions and base rates of compensation of all current officers, directors and employees of the Company and each Subsidiary, showing each such Person’s name, position, annual remuneration, status as exempt/non-exempt and target bonus opportunities for the current fiscal year. To the extent permitted by Applicable Legal Requirements with respect to data privacy, the Company and each Subsidiary has made available to Parent the additional following information for each of its current international employees: name, position, city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, whether as of the Agreement Date the employee is on leave (disability, in military service or otherwise) and whether the employee was recruited from a previous employer.

(n) Each of the Company and each Subsidiary has made available to Parent a true, correct and complete list of all of its consultants, advisory board members and independent contractors (other than contractors who provide immaterial services) and for each such Person the initial date of the engagement and whether the engagement has been terminated by written notice by either party thereto.

(o) The Company and each Subsidiary has in all material respects made available to Parent true, correct and complete copies of each of the following, to the extent applicable: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and, to the Company’s knowledge, a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) as of the Agreement Date, the most current management organization chart(s), and (vi) all agreements and/or insurance policies currently in effect providing for the indemnification of any officers or directors of the Company or any Subsidiary.

(p) As of the Agreement Date, there are no performance improvement or disciplinary actions pending, or, to the Company’s knowledge, contemplated or pending against any of the Company’s or any Subsidiary’s current employees with a title of director or higher.

(q) The Company and each Subsidiary is in compliance, and, for the past two years has complied, in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local Applicable Legal Requirements. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Applicable Legal Requirements. Neither the Company nor any Subsidiary has caused any of its respective employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the Agreement Date.

(r) The Company has made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any outstanding unvested securities or other property issued by the Company, any Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.

(s) Each Company Employee Plan is in compliance in all material respects with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “2010 Health Care Law”), to the extent applicable to such Company Employee Plan. The operation of each Company Employee Plan will not result in the incurrence of any material Liability or penalty to the Company pursuant to the 2010 Health Care Law, to the extent applicable to such Company Employee Plan.

2.14. Interested Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports, no event has occurred since January 1, 2010 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

2.15. Insurance. Schedule 2.15-1 of the Company Disclosure Letter lists, as of the Agreement Date, all material policies of insurance and bonds of the Company or any Subsidiary that are currently in effect, true, correct and complete copies of which have been made available to Parent. Schedule 2.15-2 of the Company Disclosure Letter lists, as of the Agreement Date, each (i) insurance claim in excess of $2,000,000 made by the Company or the Subsidiaries since January 1, 2010 and (ii) reportable event (as defined in Medicare & Medicaid State Children’s Health Insurance Program Extension Act of 2007, as amended (“SCHIP”)). As of the Agreement Date, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid in full (without loss of coverage) and the Company and each Subsidiary is otherwise in material compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and, as of the Agreement Date, neither the Company nor any Subsidiary has received any written notice of any threatened termination of, or material premium increase with respect to, any of such policies. With respect to all workers’ compensation, employer’s liability, automobile liability and general liability coverage, the Company and each Subsidiary has maintained and submitted all data required under Section 111 of SCHIP.

2.16. Brokers’ and Advisors’ Fees. Except for the Company’s obligations to Qatalyst Partners LP (“Qatalyst Partners”), whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with Qatalyst Partners, neither the Company nor any Subsidiary or Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement. The Company has made available to Parent a complete and accurate copy of all Contracts under which such fees and expenses are payable.

2.17. Customers and Suppliers.

(a) As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material dispute concerning its services and/or products with any customer, distributor or reseller who, in the fiscal year ended December 31, 2012 was one of the 20 largest sources of revenue for the Company, based on amounts recognized in accordance with GAAP during such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.17(a) of the Company Disclosure Letter. Between January 1, 2012 and the Agreement Date, neither the Company nor any Subsidiary received any written or, to the knowledge of the Company, oral notice from any Significant Customer to the effect that such customer intended to terminate its business relationship with the Company or any Subsidiary (or the Surviving Corporation or Parent) or that such customer intended to terminate or materially and adversely modify existing Contracts with the Company or any Subsidiary (or the Surviving Corporation or Parent) or materially reduce the amount paid to the Company or any Subsidiary (or the Surviving Corporation or Parent) for Company Products. Between January 1, 2012 and the Agreement Date, neither the Company nor any Subsidiary had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a material reversal of any revenue of the Company.

(b) As of the Agreement Date, neither the Company nor any Subsidiary has any outstanding material dispute concerning products provided by any supplier or vendor who, in the fiscal year ended December 31, 2012, was one of the five largest suppliers of goods to the Company, based on amounts paid or payable during such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.17(b) of the Company Disclosure Letter. Between January 1, 2012 and the Agreement Date, neither the Company nor any Subsidiary received any written or, to the knowledge of the Company, oral notice of termination or interruption of any existing Contracts with any Significant Supplier.

2.18. Material Contracts.

(a) Except for this Agreement and the Contracts identified on Schedule 2.18 of the Company Disclosure Letter (with each such Contract identified under the applicable subsection(s) of such Schedule 2.18), neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, a “Material Contract”) as of the Agreement Date:

(i) any Contract (A) with a Significant Customer or (B) with any other customer involving the sale or provision of Company Products, services or other assets that has generated, during the period commencing January 1, 2013 and ending on the Agreement Date, not less than $1,500,000 in either revenues recognized in accordance with GAAP for, or gross receipts paid or payable to, the Company and/or the Subsidiaries (clauses (A) and (B), collectively, the “Key Customer Agreements”);

(ii) any Contract (A) with a Significant Supplier or (B) for the purchase, manufacture or license by the Company or any Subsidiary of components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or other assets that are included in or used in connection with the provision of Company Products and that are reasonably likely to require the Company or such Subsidiary to either recognize expense in accordance with GAAP, or make cash payments, in excess of $1,000,000 over the 12-month period following the Agreement Date;

(iii) any Contract under which a third party has the right to distribute, resell or solicit customers of Company Products, including distributors, resellers and original equipment manufacturers (each, a “Reseller Agreement”), other than non-exclusive Reseller Agreements terminable by the Company or any Subsidiary for convenience, on 90 days’ notice or less or within 90 days following the Agreement Date, without any Liability arising from such termination;

(iv) any trust indenture, mortgage, promissory note, loan agreement, credit agreement or other Contract for the borrowing of money, in an amount in excess of $10,000,000, any currency exchange, interest rate, commodities or other hedging or derivative transaction or arrangement with a notional amount in excess of $10,000,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP with an obligation of the Company or any Subsidiary in excess of $10,000,000;

(v) any Contract or series of related Contracts for capital expenditures in excess of $1,500,000 in the aggregate;

(vi) any Contract (identified under the applicable clause below): (A) that expressly limits in any material respect the rights of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to engage or participate, or compete with any other Person, in any line of business, market or geographic area (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any material benefit or right would be required to be given or lost as a result of so engaging, participating or competing, (B) granting “most favored nation” or similar preferred pricing provisions to any third party, (C) granting exclusive sales, distribution or marketing rights to any third party, (D) granting any rights of refusal, rights of first negotiation or similar rights to any third party or (E) that expressly limits the right of the Company or any Subsidiary (or, after giving effect to the Merger, Parent or any of its Affiliates) to sell, distribute or manufacture any Company Products or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or services that are material to the Company or any Subsidiary where the enforcement of such limitation would be material to the Company and its Subsidiaries, taken as a whole;

(vii) any Contract pursuant to which the Company or any Subsidiary (A) has purchased any real property or (B) is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, in any such case involving in excess of $1,500,000 per annum;

(viii) any Contract with any of its officers, directors, employees or consultants (other than employee offer letters, employment agreements or consulting agreements on the Company’s standard form that are terminable at will without Liability (except as required by any Applicable Legal Requirements) by the Company or any Subsidiary, employee invention assignment and confidentiality agreements on the Company’s standard form and option grant, and option exercise agreements, restricted stock unit agreements and restricted stock grant agreements on the Company’s standard form (which forms have been made available to Parent)), including any Contract requiring it to make a payment to any such person on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(ix) any Contract that is material to the conduct of the Business as currently conducted and pursuant to which the Company or any Subsidiary agrees to act as a guarantor or indemnitor for or against the Liabilities (including Company Debt) of any other Person, in each case other than pursuant to any Standard Outbound IP Agreements, Standard Inbound IP Agreements, Contracts that contain commercially reasonable limitations on the Company’s or the Subsidiary’s, as applicable, indemnification obligations and Contracts identified in subsections (i), (ii) or (x) of Schedule 2.18(a) of the Company Disclosure Letter;

(x) all licenses, sublicenses and other Contracts that are material to the conduct of the Business as currently conducted and pursuant to which (A) any third party Person is authorized to use or is granted any right in or to any Company Products or Company-Owned Intellectual Property (excluding (1) all employees of the Company and the Subsidiaries and (2) all consultants and independent contractors providing services for the Company or the Subsidiaries in accordance with consulting agreements and independent contractor agreements on the Company’s standard form of agreement, copies of which have been made available to Parent), (B) the Company or any Subsidiary has agreed to any material restriction on the right of the Company or any Subsidiary to enforce any Company Registered Intellectual Property Rights or (C) the Company or any Subsidiary has agreed to encumber (other than non-exclusive licenses previously granted by the Company or any Subsidiary), transfer or sell rights in or with respect to any Company-Owned Intellectual Property, other than Standard Outbound IP Agreements and Contracts identified in subsections (i), (ii) and (iii) of Schedule 2.18(a) of the Company Disclosure Letter;

(xi) all licenses, sublicenses and other Contracts that are material to the conduct of the Business as currently conducted and pursuant to which the Company or any Subsidiary acquired or is granted any right in or to any Third-Party Intellectual Property or is authorized to market, distribute or resell any product, service or Third-Party Intellectual Property, other than Standard Inbound IP Agreements and Contracts identified in subsection (ii) of Schedule 2.18(a) of the Company Disclosure Letter;

(xii) any Contract under which the Company or any Subsidiary has an ongoing obligation to develop any material Intellectual Property (independently or jointly) for any third party (including, for each such Contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services);

(xiii) any Contract providing for the development of any Intellectual Property for the Company or any Subsidiary (other than Standard Outbound IP Agreements, Standard Inbound IP Agreements and employee invention assignment agreements, consulting agreements and independent contractor agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Parent);

(xiv) (A) any joint venture Contract or any other Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other Person, other than Reseller Agreements, or (B) any Contract that involves the payment of royalties to any other Person;

(xv) any Contract authorizing any other Person to manufacture or reproduce any Company Products (other than the right to make archival or back-up copies or otherwise in accordance with the terms of the Standard Outbound IP Agreements), or to provide maintenance, service or support for any Company Products for any Person other than such other Person (other than Reseller Agreements);

(xvi) any joint marketing, marketing support, lead referral or reference sale agreement, other than Reseller Agreements;

(xvii) any Contract or plan (including any stock option, restricted stock unit, stock purchase and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any Subsidiary or any options, restricted stock units, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, restricted stock units, warrants or other rights therefor, except for the Company Option Plans and the Company Options and the Company RSUs disclosed pursuant to Section 2.2(b);

(xviii) any Contract pursuant to which (A) it has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries) or (B) any other Person has the right to acquire any assets of the Company or any Subsidiary (or, after giving effect to the consummation of the Merger, Parent or any of its Affiliates) or any interests therein after the Agreement Date, other than Standard Outbound IP Agreements and Contracts identified in subsection (i) of Schedule 2.18(a) of the Company Disclosure Letter;

(xix) any Contract with any United States federal Governmental Entity (a “Government Contract”);

(xx) any litigation settlement or currently effective litigation standstill or tolling agreement;

(xxi) any Contract not disclosed against another subsection of this Section 2.18 that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(xxii) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees; or

(xxiii) any other Contract not listed in subsections (i)-(xxiii) that individually provides for payments to or by the Company or the Subsidiaries in excess of $2,000,000 over the life of such Contract or is otherwise material to the Company and the Subsidiaries, taken as a whole.

(b) All Material Contracts are in written form. Each of the Material Contracts is in full force and effect, and has not been amended in any material respect except as disclosed in Schedule 2.18 of the Company Disclosure Letter and except for such failures to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with or without the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party the right to (A) declare a material default or exercise any remedy under any Material Contract, (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) accelerate the maturity or performance of any material obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or modify any Material Contract, except in case of (A) through (D), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2010, neither the Company nor any Subsidiary has received any written or, to the knowledge of the Company, oral, notice regarding any material violation or breach of, material default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent.

(c) To the knowledge of the Company, with respect to any Government Contract, there is, as of the Agreement Date, neither an existing nor a reasonable basis for a: (i) civil fraud or criminal investigation by any Governmental Entity, (ii) qui tam action brought against the Company or any Subsidiary under the Civil False Claims Act, (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any Subsidiary, (iv) claim or request by a Governmental Entity for a contract price adjustment based on asserted: defective pricing; disallowance of cost or non compliance with statute, regulation or contract, (v) dispute involving the Company or any Subsidiary relating to such Government Contract or (vi) claim or equitable adjustment by the Company or any Subsidiary relating to such Government Contract. Neither the Company nor any Subsidiary has any material Liability for renegotiation of any Government Contract.

2.19. Export Control Laws.

(a) The Company and each Subsidiary has conducted its respective businesses and any (re)export or import transactions in accordance in all respects with Applicable Legal Requirements concerning (re)export or import controls and/or economic, trade or financial sanctions including the following:

(i) U.S. export control legislation, such as the Export Administration Regulations (“EAR”) and the International Traffic in Arms Regulations (“ITAR”) and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State;

(ii) European Union (“EU”) export control legislation, such as Council Regulation (EC) No 428/2009 and that of any of its Member States;

(iii) any other export controls adopted by a Participating State of the Wassenaar Arrangement or by a country in which the Company or a Subsidiary is located, has operations or must perform obligations imposed by any Contract;

(iv) economic, trade and financial sanctions laws against governments, non-state entities and individuals imposed by the U.S., the EU or any of its Member States, a Participating State of the Wassenaar Arrangement or a country in which the Company or any Subsidiary is located, has operations or must perform obligations imposed by any Contract; and

(v) any other (re)export or import control and/or sanctions laws in any other applicable jurisdiction.

(b) Each of the Company and each Subsidiary has obtained and disclosed to Parent and made available to Parent true, correct and complete copies of all licenses, official approvals, authorizations and registrations required by Legal Requirements with respect to (re)export or import controls and/or economic, trade or financial sanctions for the (re)export or import of products, information, software and technologies from the U.S., EU or any of its Member States and each other applicable jurisdiction and is in compliance with the terms of such licenses, official approvals, authorizations and registrations.

(c) There are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary in respect of compliance with Applicable Legal Requirements concerning (re)export or import controls and/or economic, trade or financial sanctions or any licenses, official approvals, authorizations or registrations required thereunder and to the knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company or any Subsidiary that would reasonably be expected to give rise to any future claims. Any material correspondence that the Company or any Subsidiary has had with any Governmental Entity concerning applicable (re)export or import controls and/or economic, trade or financial sanctions has been disclosed.

(d) No consents or approvals for the transfer of export or import licenses, official approvals, authorizations or registrations from the Company or any Subsidiary to Parent, Sub or any of their respective Affiliates are required except in any such case for such consents and approvals that can be obtained expeditiously without material cost.

(e) Neither the Company nor any Subsidiary has disclosed or has been requested to disclose to any Governmental Entity in any jurisdiction any encryption keys, cryptographic algorithm keys or any information that would (themselves or in conjunction with any other such keys or information) enable any encrypted software, information or data that is used or distributed by the Company or any Subsidiary to be decrypted or accessed in any decrypted form (in whole or in part and in whatever format).

2.20. Fairness Opinion. The Company Board has received an opinion from Qatalyst Partners, to the effect that, as of the date of such opinion, and based upon and subject to the matters and the limitations set forth therein, the Per Share Cash Amount to be paid to the holders of Company Common Stock is fair from a financial point of view to such holders.

2.21. Information Supplied. The preliminary and definitive proxy materials to be filed by the Company with the SEC in connection with the Merger (as may be amended or supplemented from time to time, the “Proxy Statement”) shall not, on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub or any of their respective Affiliates that is contained in (or incorporated by reference in) the Proxy Statement.

2.22. No Additional Representations. The Company acknowledges and agrees that except as expressly set forth in Article III of this Agreement, none of Parent, Sub or any of their respective Representatives has made any representation or warranty, express or implied, to the Company, any of its Subsidiaries or any of their respective Representatives in connection with this Agreement, the Merger or any of the other transactions contemplated hereby. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of the Company under this Agreement or Applicable Legal Requirements arising out of fraud.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

3.1. Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Sub has the corporate power to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not have a Parent Material Adverse Effect. Neither Parent nor Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws.

3.2. Authority; Non-contravention.

(a) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub (other than the adoption of this Agreement by Parent as the sole stockholder of Sub, which shall happen immediately following the execution of the Agreement). This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution, and delivery by the Company of this Agreement, constitutes the valid and binding obligation of Parent and Sub, respectively, enforceable against Parent and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) Applicable Legal Requirements governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Parent and Sub do not, and the consummation of the transactions contemplated by this Agreement will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation or bylaws of Parent and Sub, in each case, as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.2(c), any material Applicable Legal Requirements applicable to Parent or Sub or any of their respective material properties or assets, or (iii) any material Contract applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers, would not, individually or in the aggregate, reasonably be expected to be material to Parent’s or Sub’s ability to perform their respective obligations under this Agreement.

(c) No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger, as provided in Section 1.4, (ii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law and the expiration or early termination of applicable waiting periods under the HSR Act and any applicable foreign Antitrust Law, (iii) the filing of the Proxy Statement with the SEC and such reports and filings as may be required under the Exchange Act, (iv) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market, (v) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Parent Common Stock issuable pursuant to Rollover Options and Rollover RSUs to be assumed by Parent and (vi) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay any of the transactions contemplated by this Agreement.

3.3. No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and the other transactions contemplated by this Agreement.

3.4. Stock Ownership. As of the Agreement Date, neither Parent nor Sub beneficially own any shares of Company Capital Stock. Neither Parent nor Sub, nor any of their “affiliates” or “associates,” has been an “interested stockholder” with respect to the Company at any time within the three-year period ending on the Agreement Date, as those terms are used in Section 203 of Delaware Law.

3.5. Information Supplied. The information supplied by Parent or Sub for inclusion in the Proxy Statement shall not on the date of mailing to the Company’s stockholders and at the time of the Company Stockholder Meeting, as applicable, (i) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting that has become misleading. Notwithstanding the foregoing, neither Parent nor Sub makes any representation or warranty with respect to any information supplied by the Company that is contained in (or incorporated by reference in) the Proxy Statement.

3.6. Financing. Parent has as of the Agreement Date and will have available to it upon the Effective Time, sufficient funds to consummate the Merger and the other transactions contemplated by this Agreement, including payment in full of the amounts payable pursuant to Section 1.8(a) to the holders of Company Capital Stock and the holders of Company Options and Company RSUs, respectively.

3.7. No Additional Representations. Parent acknowledges and agrees that except as expressly set forth in Article II of this Agreement, none of Company, its Subsidiaries or any of their respective Representatives has made any representation or warranty, express or implied, to Parent, Sub or any of their respective Representatives in connection with this Agreement, the Merger or any of the other transactions contemplated hereby. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of Parent and Sub under this Agreement or Applicable Legal Requirements arising out of fraud.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1. Conduct of Business of the Company and the Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except (w) to the extent expressly provided otherwise in this Agreement, (x) as necessary to comply with Applicable Legal Requirements (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Legal Requirements, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.1), (y) as consented to in writing by Parent or (z) as set forth on a subsection of Schedule 4.1 of the Company Disclosure Letter that corresponds to the applicable subsection of this Section 4.1) the Company shall, and shall cause each Subsidiary to:

(a) conduct the Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all Applicable Legal Requirements;

(b) use commercially reasonable efforts to (i) pay all Company Debt and Taxes when due, subject to good faith disputes over such Company Debt or Taxes, and provide Parent with true, correct and complete copies of all material submissions to, and material correspondence with, Tax Authorities in connection with pending Tax audits or disputes relating to the Company or its Subsidiaries, (ii) pay or perform its other obligations when due, (iii) collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iv) sell Company Products consistent with past practice as to license, service and maintenance terms and incentive programs and (v) preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it;

(c) use commercially reasonable efforts to assure that each of its Material Contracts entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger;

(d) use commercially reasonable efforts to maintain all of the Leased Real Property in accordance with the terms of the applicable lease in all material respects; and

(e) consult with Parent regarding the defense or settlement of any material Legal Proceeding (for clarity, including any Legal Proceeding relating to the transactions contemplated hereby) to which the Company or any Subsidiary or any member of the Company Board (in their capacities as directors of the Company) is a party, other than routine Legal Proceedings defended or settled in the ordinary course of business consistent with past practice, provided that nothing herein will give Parent the right to direct any such defense.

4.2. Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of Section 4.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except (w) to the extent expressly provided otherwise in this Agreement, (x) as necessary to comply with Applicable Legal Requirements (provided that the Company shall to the extent reasonably practicable and permitted by Applicable Legal Requirements, notify Parent in advance of any action proposed to be taken by the Company to comply with Applicable Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.2), (y) as consented to in writing by Parent, or (z) as set forth on a subsection of Schedule 4.2 of the Company Disclosure Letter that corresponds to the applicable Subsection of this Section 4.2):

(a) Charter Documents. Except as set forth on Schedule 4.2(a) of the Company Disclosure Letter, amend its certificate of incorporation or bylaws, or comparable organizational or governing documents;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than the payment of any dividend or distribution by any Subsidiary to the Company or another Subsidiary), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except, in any such case, from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(c) Stock Option Plans, etc. (i) Accelerate, amend or change the period of exercisability or vesting of any Company Options, Company RSUs or other rights granted under the Company Option Plans or the Company ESPP or the vesting of the securities purchased or purchasable under such Company Options, Company RSUs or other rights or the vesting schedule or Repurchase Rights applicable to any Unvested Company Shares issued under such stock plans or otherwise, (ii) amend or change any other terms of such Company Options, Company RSUs, other rights or Unvested Company Shares, or (iii) authorize cash payments in exchange for any Company Options, Company RSUs or other rights granted under any of such plans or the securities purchased or purchasable under those Company Options, Company RSUs or other rights or the Unvested Company Shares issued under such plans or otherwise;

(d) Material Contracts. Except as set forth on Schedule 4.2(d) of the Company Disclosure Letter, (i) enter into any Contract that would constitute a Material Contract if entered into prior to the Agreement Date, other than (A) entering into Contracts for the sale or licensing of Company Products or maintenance or services with respect thereto, or renewing such existing agreements, in either case in the ordinary course of business consistent with past practice, (B) entering into Contracts for the purchase of supplies or materials for Company Products in the ordinary course of business consistent with past practice, and (C) entering into non-exclusive Reseller Agreements terminable by the Company or any Subsidiary for convenience on 90 days’ notice or less or within 90 days following the Agreement Date, in any such case without any Liability arising from such termination, (ii) violate, terminate (other than allowing expiration according to its scheduled term, including failure to renew) or waive any of the material terms of any Material Contracts, or (iii) amend or otherwise modify any of its Material Contracts

(or any other Contract that, after giving effect to such amendment or modification, would be a Material Contract if entered into prior to the Agreement Date, taking into account such amendment) in such a way as to materially reduce the expected business or economic benefits thereof;

(e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of its capital stock (including any Unvested Company Shares) or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than, in any such case, (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or pursuant to the settlement of Company RSUs, in each case, outstanding on the Agreement Date, (ii) per calendar quarter, the grant of up to 160,000 Company RSUs; provided that (A) such grants may only be made to new employee hires below the level of vice president or senior director who have commenced employment with the Company or a Subsidiary prior to the Closing as permitted under Section 4.2(f) in share amounts consistent with past practices (including any applicable standard grant size parameters by employee level), (B) none of such grants shall provide for acceleration upon any event, and (C) all of such grants to employees shall vest 25% of the total number of the shares on each of the first four anniversaries of the date of grant, (iii) the issuance of shares of Company Common Stock issuable to participants in the Company ESPP, and (iv) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants of the Company in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employees at the level of senior director, vice president or above of the Company or any Subsidiary; provided, however, that the Company shall provide Parent with a reasonable amount of notice and the opportunity to consult with the Company prior to the termination of any employee in any jurisdiction in which termination benefits are imposed by Applicable Legal Requirements, (ii) hire, or enter into, amend or extend the term of any employment or consulting agreement with, any officer, employee, consultant or independent contractor (except hiring of (A) employees below the level of vice president or senior director in the ordinary course of business consistent with past practice to fill open positions listed on the “Careers” section of the Company’s website as of July 22, 2013, (B) independent contractors, whose service is compensable only in cash (not equity) and who are terminable without notice and without liability thereto, not to exceed ten natural persons, in the ordinary course of business consistent with past practice, or (C) employees to fill existing positions below the level of vice president that may become vacated due to terminations or resignations, in each case using the Company’s standard, unmodified form of offer letter or independent contractor agreement that provides for at-will employment or contracting (in jurisdictions that recognize such concept) and that does not provide for severance, acceleration or post-termination benefits not imposed by Applicable Legal Requirements); provided, however, that the Company shall provide Parent with a reasonable amount of notice and the opportunity to consult with the Company prior to the entering into, amending or extending the term of any employment or consulting agreement in any jurisdiction in which termination benefits are imposed by Applicable Legal Requirements, or (iii) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Legal Requirements);

(g) Loans and Investments. (i) Make any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any Subsidiary in the ordinary course of business consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), other than funding to any Subsidiary in order to fund operations in the ordinary course of business consistent with past practice, (ii) forgive or discharge in whole or in part any outstanding loans or advances or (iii) amend or modify in any material respect any loan previously granted;

(h) Intellectual Property. (i) Transfer or license to any Person any material rights to any Intellectual Property other than pursuant to Standard Outbound IP Agreements, or acquire or license from any Person any material Third-Party Intellectual Property other than pursuant to Standard Inbound IP Agreements, and in each case, other than in the ordinary course of business consistent with past practice; (ii) transfer or provide a copy of any Company Source Code (other than Open Source Materials) to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company outside the United States) other than (A) providing access to Company Source Code to Authors in their capacity as Authors, consistent with past practice, or (B) the deposit of Company Source Code under a source code escrow agreement with an escrow agent entered into by the Company in the ordinary course of business consistent with past practice pursuant to the terms of a customer Contract, the terms of which source code escrow agreement being substantially similar to the source code escrow agreements entered into by the Company prior to the Agreement Date that have been made available by the Company to Parent; or (iii) transfer or provide a copy of any Company Manufacturing Specifications to any Person other than to supply chain providers (including without limitation, contract manufacturers) in the ordinary course of business consistent with past practice;

(i) Restrictive Covenants. Enter into any Contract that would constitute a Material Contract (if entered into prior to the Agreement Date) pursuant to Section 2.18(a)(vi), or amend any Contract that would, after giving effect to such amendment, constitute a Material Contract (if so amended prior to the Agreement Date) pursuant to Section 2.18(a)(vi);

(j) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets that are material, individually or in the aggregate, to the Business, other than sales and non-exclusive licenses of Company Products in the ordinary course of business consistent with past practice;

(k) Indebtedness. Incur any Liability that would be Company Debt, enter into any “keep well” or other Contract to maintain any financial statement condition, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables;

(l) Leases. Except as set forth on Schedule 4.2(l) of the Company Disclosure Letter, enter into any operating lease requiring payments in excess of $250,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(m) Payment of Obligations. Except as set forth on Schedule 4.2(m) of the Company Disclosure Letter, pay, discharge or satisfy, in an amount in excess of $250,000 in any one case or $2,000,000 in the aggregate, any Liability arising other than in the ordinary course of business consistent with past practice other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements;

(n) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements which are more than 20% greater than the amounts set forth in the capital expenditures budget set forth on Schedule 4.2(n) of the Company Disclosure Letter;

(o) Insurance. Except as set forth on Schedule 4.2(o) of the Company Disclosure Letter, materially change the amount of any insurance coverage;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend in any material respect any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA or Applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the Regulations thereunder, (iii) pay any bonus (other than pursuant to any plan or Contract listed on Schedule 2.13(a) of the Company Disclosure Letter) or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts that have been made available to Parent and are set forth on Schedule 4.2(p) of the Company Disclosure Letter or salary increases for employees below the level of vice president or senior director in connection with annual performance reviews in percentage amounts and at times consistent with past practice and not in excess of those used in the prior fiscal year) or (iii) add any new members to the Company Board or to the board of directors or similar governing body of any Subsidiary (other than to replace a member of the Company Board or the board of directors or similar governing body of such Subsidiary who resigns or is otherwise removed from such position following the Agreement Date and prior to the Closing);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay (other than accrued but unpaid salary), or the acceleration of vesting or other benefits, such a termination of employment, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been made available to Parent and are set forth on Schedule 4.2(q) of the Company Disclosure Letter or as otherwise set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r) Legal Proceedings; Settlements. (i) Commence a Legal Proceeding other than (A) for the routine collection of accounts receivable, (B) in such cases where the Company in good faith determines that failure to commence such Legal Proceeding would result in the material impairment of a valuable aspect of the Business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened Legal Proceeding or other dispute, including any such Legal Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity (other than any settlement that is covered in its entirety under an insurance policy of the Company or solely involving payment of an amount less than $500,000, including any deductible or retention amount under any applicable insurance policy);

(s) Acquisitions. Except as set forth on Schedule 4.2(s) of the Company Disclosure Letter, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets, in each case, that are material, individually or in the aggregate, to the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership, in each case other than ordinary course bid/RFP teaming or similar relationships;

(t) Taxes. Except as set forth on Schedule 4.2(t) of the Company Disclosure Letter, (i) make or change any material election in respect of Taxes, (ii) adopt or change any accounting method in respect of Taxes, (iii) file any material Tax Return or any amendment to any Tax Return (provided that Parent will not unreasonably withhold its consent to such a filing), (iv) enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, (v) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (vi) enter into intercompany transactions giving rise to gain or loss that is deferred;

(u) Accounting. Except as set forth on Schedule 4.2(u) of the Company Disclosure Letter, change accounting methods, except as required by changes in GAAP (which requirement is confirmed by its independent auditors) and after notice to Parent;

(v) Company SEC Reports. Fail to timely file any Company SEC Reports in substantially the form required to be filed between the Agreement Date and the Closing;

(w) Real Property. Except as set forth on Schedule 4.2(w) of the Company Disclosure Letter, enter into any Contract for (i) the purchase or sale of any real property or (ii) the lease of any real property involving an aggregate amount in excess of $250,000 per annum for any such lease;

(x) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties, other than Permitted Encumbrances;

(y) Warranties; Discounts. Materially change its practice by which it extends warranties, discounts or credits to customers generally, provided that this clause (y) shall not limit the ability of the Company to deviate from such practices in connection with negotiations undertaken in the ordinary course of business;

(z) Interested Party Transactions. Enter into any Contract in which any Company Representative (or any member of their immediate families) has an interest that would constitute a Material Contract (if entered into prior to the Agreement Date);

(aa) Cash Management Transactions. Enter into or materially modify any currency exchange, interest rate, commodities or other hedging or derivative transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business consistent with past practice;

(bb) Joint Development Contracts. Except as set forth on Schedule 4.2(bb) of the Company Disclosure Letter, enter into or materially modify any Contract for the joint development with any other Person of any material product, system, software, content, technology or Intellectual Property by or for the Company or any of the Subsidiaries;

(cc) Manufacturing Agreements. Enter into any Contract to license, or any Contract to authorize, any third party to manufacture or reproduce finished or standalone products, systems or technology of the Company, other than any original design manufacturer Contract entered into by the Company in the ordinary course of business consistent with past practice, following prior consultation with Parent, that has a term of one year or less and that is not otherwise material to the Business, and other than any purchase order entered into under any Contract that is in effect as of the Agreement Date that does not implement or effect any material change to the existing terms of such Contract;

(dd) Industry Standards Groups. Enter into any Contract relating to the membership of, or participation by, the Company or any of the Subsidiaries in, or the affiliation of the Company or any of the Subsidiaries with, any industry standards group or association in which the Company or any of the Subsidiaries contributes and/or shares in pooled patent rights;

(ee) Marketing Agreements. Except as set forth on Schedule 4.2(ee) of the Company Disclosure Letter, enter into any joint marketing or marketing support Contract other than in the ordinary course of business consistent with past practice and not involving an amount in excess of $1,000,000 per annum; or

(ff) Other. Agree in writing or otherwise to take, any of the actions described in clauses (a) through (ee) of this Section 4.2.

Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, subject to compliance with the terms of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Proxy Statement.

(a) As promptly as reasonably practicable (but in any event within 15 Business Days) following the Agreement Date, the Company shall prepare, and file with the SEC, the preliminary Proxy Statement. As promptly as reasonably practicable following the later of (i) receipt and resolution of SEC comments with respect to the Proxy Statement and (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file the definitive Proxy Statement and cause the definitive Proxy Statement to be mailed to the Company’s stockholders. The Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (A) comply as to form with all applicable SEC requirements and (B) otherwise comply in all material respects with all Applicable Legal Requirements; provided, that, any failure to comply with the foregoing with respect to the preliminary Proxy Statement that is corrected in the definitive Proxy Statement shall not be deemed a breach of this covenant. Except with respect to any Acquisition Proposal or as otherwise provided in Section 5.3(d)-(f), prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity, the Company shall provide Parent with the reasonable opportunity to review and comment on each such filing in advance and the Company shall consider in good faith the incorporation of any changes in such filings reasonably proposed by Parent.

(b) The Company will notify Parent promptly of the receipt of any comments (written or oral) from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other official of any Governmental Entity for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other official of any Governmental Entity, on the other hand, with respect to the Proxy Statement or such other filing. Except with respect to any Acquisition Proposal or as otherwise provided in Section 5.3(d)-(f), the Company shall (i) consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to the Merger, (ii) provide Parent with reasonable opportunity to review and comment on any such written response in advance and consider in good faith the incorporation of any changes in such response reasonably proposed by Parent and (iii) promptly inform Parent whenever any event occurs that requires the filing of an amendment or supplement to the Proxy Statement or any other filing, and provide Parent with a reasonable opportunity to review and comment on any such amendment or supplement in advance, and consider in good faith the incorporation of any changes in such amendment or supplement reasonably proposed by Parent, and cooperate in filing with the SEC or its staff or any other official of any Governmental Entity, and/or mailing to the Company’s stockholders, such amendment or supplement. Parent shall promptly inform the Company whenever Parent discovers any event relating to Parent or any of its Affiliates, officers or directors that is required to be set forth in an amendment or supplement to the Proxy Statement.

5.2. Company Stockholder Meeting; Board Recommendation.

(a) Company Stockholder Meeting. The Company shall, as promptly as reasonably practicable following the Agreement Date, establish a record date for, duly call, give notice of, convene and hold, a meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) for the sole purpose of obtaining the Company Stockholder Approval (including any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement) and such other matter as may be agreed by Parent. Subject to a Change of Recommendation made in compliance with Section 5.3, the Company will use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other reasonable action necessary to obtain such proxies and the Company Stockholder Approval and to secure the vote or consent of its stockholders required by and in compliance with all Applicable Legal Requirements and its certificate of incorporation and bylaws. The Company (i) shall consult with Parent regarding the record date and the date of the Company Stockholder Meeting and (ii) shall not adjourn or postpone the Company Stockholder Meeting without the prior written consent of Parent; provided that the Company may adjourn or postpone the Company Stockholder Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that the Company reasonably determines (following consultation with Parent, except with respect to any Acquisition Proposal or as otherwise provided in Sections 5.3(d)-(f)) is necessary to comply with Applicable Legal Requirements is provided to the Company’s stockholders in advance of a vote on the adoption of this Agreement, (B) if, as of the time that the Company Stockholder Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (C) if, as of the time that the Company Stockholder Meeting is originally scheduled, adjournment or postponement of the Company Stockholder Meeting is necessary to enable the Company to solicit additional proxies required to obtain the Company Stockholder Approval, or (D) as necessary to provide for the expiration of any time period required in Section 5.3(d)-(e).

(b) Board Recommendation. Subject to Section 5.3(d)-(f), (i) the Company Board shall unanimously recommend that the Company’s stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) at the Company Stockholder Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Company Stockholder Meeting and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Sub, the Company Board Recommendation.

(c) Continuing Obligation. Subject to Section 5.2(a)(ii)(D), until the termination of this Agreement in accordance with its terms, if at all, the Company’s obligation to call, give notice or convene and hold the Company Stockholder Meeting in accordance with this Section 5.2 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Proposal or by any Change of Recommendation.

5.3. No Solicitation; Acquisition Proposals.

(a) No Solicitation Generally. Subject to Section 5.3(c), Section 5.3(d), Section 5.3(f) and Section 5.3(g), from and after the Agreement Date until the earlier of the Effective Time and termination of this Agreement pursuant to Article VII, the Company and the Subsidiaries will not, nor will they authorize or permit any of their respective Representatives (collectively, the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly encourage, facilitate or induce the making, submission or public announcement of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or knowingly take any other action regarding, any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet or any other agreement, understanding or contract (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (v) submit any Acquisition Proposal to the vote of any securityholders of the Company or any Subsidiary, (vi) redeem any Rights under the Rights Agreement or amend, or take any other action with respect to, or make any determination under, the Rights Agreement in a manner that facilitates, or would reasonably be likely to facilitate, an Acquisition Proposal, or would reasonably be likely to inhibit or interfere with the consummation of the transactions contemplated by this Agreement or (vii) approve any transaction, or any third party becoming an “interested stockholder,” under Section 203 of Delaware Law. The Company shall, and shall cause the Subsidiaries to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and shall submit a request to any Person with which the Company has engaged in any such activities within the 12-month period preceding the Agreement Date to promptly return or destroy all confidential information previously provided to such Person (and such Person’s Representatives). Except as permitted by Section 5.3(g), the Company shall, and shall cause the Subsidiaries to, enforce (and shall not, nor permit any Subsidiary to, waive) any rights under any confidentiality or non-disclosure agreements entered into in connection with or applicable to an Acquisition Proposal to which the Company or any Subsidiary is a party. If any Company Representative takes any action that the Company is obligated pursuant to this Section 5.3 not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or indication of interest (other than this Agreement, the Merger or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) any acquisition or purchase by any Person or Group, directly or indirectly, of more than 15% of the outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 15% or more of the outstanding voting securities of the Company, (B) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (C) any sale, acquisition, disposition, mortgage, pledge or other transfer of 15% or more of the total assets of the Company and the Subsidiaries in any single transaction or series of related transactions other than in the ordinary course of business consistent with past practice, or (D) any liquidation or dissolution of the Company.

(b) Notice. The Company shall advise Parent orally and in writing as promptly as practicable (but in no event more than 24 hours) after receipt by the Company and/or any Subsidiary (and/or to the knowledge of the Company, by any of the Company Representatives (excluding, for this purpose, employees who are not directors or officers)) of (i) any Acquisition Proposal, (ii) any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or (iii) any request for non-public information (including access to any of the properties, books or records of the Company or any Subsidiary) that could reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer, or request and the identity of the Person or Group submitting any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request. The Company shall keep Parent reasonably informed as promptly as practicable (but in no event more than 24 hours after receipt) of the status and material details of, and any material amendments or modifications or proposed material amendments or modifications to, any such Acquisition Proposal, inquiry, indication of interest, proposal, offer, notice or request and any material correspondence or communications related thereto. The Company shall notify Parent about any meeting of the Company Board at which the Company Board discusses any Acquisition Proposal immediately following such meeting.

(c) Superior Proposals. In the event that any Person or Group submits to the Company (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or would reasonably be expected to lead to, a Superior Proposal, then, notwithstanding Section 5.3(a), the Company may, so long as the Company Stockholder Approval has not yet been obtained, (i) enter into discussions with such Person or Group regarding such Acquisition Proposal and (ii) deliver or make available to such Person non-public information regarding the Company and the Subsidiaries; provided that, in each such case, the Company, the Subsidiaries and the Company Representatives shall have complied with each of the following: (A) none of the Company, the Subsidiaries and the Company Representatives shall have violated any of the provisions of this Section 5.3 in any material respect, (B) prior to making available to any such Person any material non-public information, the Company first shall have received from such Person an executed Acceptable Confidentiality Agreement, (C) the Company first shall have given Parent advance written notice of its intent to provide non-public information to such Person or enter into discussions with such Person or Group regarding an Acquisition Proposal, which notice shall reasonably specify the actions it intends to take, and (D) prior to or contemporaneously with delivering or making available any such non-public information to such Person, the Company shall have delivered or made available such non-public information to Parent (to the extent such non-public information has not previously been delivered or made available by the Company to Parent).

“Superior Proposal” means, with respect to the Company, an unsolicited, bona fide written offer submitted after the Agreement Date by a Person or Group to acquire, directly or indirectly, (i) pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed by a back-end merger) beneficial ownership of 50% or more of the outstanding voting securities of the Company or (ii) all or substantially all of the assets of the Company, in each case, for consideration consisting exclusively of cash and/or publicly traded equity securities that the Company Board has concluded in good faith (following consultation with its outside legal counsel and a financial advisor of national standing), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer, including conditions to consummation and the Person making the offer, in each case deemed relevant by the Company Board, (x) would be, if consummated, more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of this Agreement (after giving effect to any adjustments to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal) and (y) is reasonably likely to be consummated on the terms proposed.

(d) Change of Recommendation for Superior Proposal. Nothing in this Agreement shall prevent the Company Board from withholding, withdrawing, qualifying, amending or modifying the Company Board Recommendation (a “Change of Recommendation”) if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has complied in all material respects with the provisions of Section 5.2 and this Section 5.3;

(iii) a Superior Proposal has been submitted to the Company, has not been withdrawn, and continues to be a Superior Proposal;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice (a “Notice of Superior Proposal”) that stated (A) that the Company has received such Superior Proposal, (B) the material terms and conditions of such Superior Proposal and the identity of the Person or Group submitting such Superior Proposal and (C) that the Company Board intends to effect a Change of Recommendation and the manner and timing in which it intends to do so, and has provided Parent with an unredacted copy of such Superior Proposal, together with unredacted copies of all proposed transaction agreements and any financing commitments relating thereto (collectively, the “Superior Proposal Materials”), concurrently with the delivery of such Notice of Superior Proposal;

(v) the Company has during the four-Business Day period referred to in Section 5.3(d)(iv), if requested by Parent, made the Company Representatives available to discuss and negotiate in good faith with Parent’s Representatives any modifications to the terms and conditions of this Agreement that Parent desires to propose such that such Superior Proposal would cease to constitute a Superior Proposal;

(vi) Parent has not, within four Business Days of Parent’s receipt of such Notice of Superior Proposal, made a written, binding and irrevocable (through the expiration of such four-Business Day period) offer that the Company Board has concluded in good faith (following consultation with its outside legal counsel and a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Proposal (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) the Company Board will not effect a Change of Recommendation for four Business Days after receipt by Parent of such Notice of Superior Proposal and such Superior Proposal Materials and (C) any change to the financial or other material terms of such Superior Proposal shall require a new Notice of Superior Proposal to Parent and a new two-Business Day period and discussion process under this Section 5.3(d) (and all references to four-Business Day periods in this Section 5.3(d) shall be deemed two-Business Day periods for purposes of this Section 5.3(d)(vi)(C)); and

(vii) the Company Board has concluded in good faith (following consultation with its outside legal counsel), in light of such Superior Proposal and any modifications proposed by Parent pursuant to Section 5.3(d)(vi), that the failure to make a Change of Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements.

(e) Change of Recommendation for Intervening Event. Nothing in this Agreement shall prevent the Company Board from making a Change of Recommendation for a reason unrelated to an Acquisition Proposal (it being understood and agreed that any Change of Recommendation proposed to be made in response to an Acquisition Proposal may only be made pursuant to and in accordance with the terms of Section 5.3(d)) if:

(i) the Company Stockholder Approval has not yet been obtained;

(ii) the Company has complied in all material respects with the provisions of Section 5.2 and this Section 5.3;

(iii) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that, in light of material facts, events and/or circumstances that have developed since the Agreement Date which were previously unknown by the Company and which were not reasonably foreseeable as of the Agreement Date (an “Intervening Event”) and taking into account the results of any discussions with Parent as contemplated by subsection (iv) below and any offer from Parent contemplated by subsection (v) below, the failure to make a Change of Recommendation would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements; provided that, for the avoidance of doubt, (x) any determination by the Company Board after the Agreement Date that the Per Share Cash Amount payable in the Merger is not sufficient shall not in and of itself constitute an Intervening Event and (y) in no event shall such Intervening Event result from a change in the trading price of the Company Common Stock;

(iv) the Company has provided to Parent at least four Business Days’ prior written notice that the Company Board intends to make a Change of Recommendation (“Notice of Intervening Event”) and if requested by Parent, the Company shall have made the Company Representatives available during the four-Business Day period to discuss with Parent’s representatives (A) the facts, events and circumstances underlying such proposed Change of Recommendation and the Company Board’s reason for proposing to effect such Change of Recommendation and (B) any modifications to the terms and conditions of this Agreement that the Parent desires to propose that that would obviate the need for the Company Board to effect such Change of Recommendation; and

(v) Parent shall not have, within the aforementioned four Business Day period, made a written, binding and irrevocable (through the expiration of such four Business Day period) offer that the Company Board concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) would obviate the need for the Company Board to effect such Change of Recommendation (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) the Company Board will not effect a Change of Recommendation for four Business Days after receipt by Parent of the Notice of Intervening Event, and (C) any material change in the facts, events or circumstances related to the Intervening Event shall require a new Notice of Intervening Event to Parent and a new two-Business Day period and discussion process under subsection (iv) above (and all references to four-Business Day periods in this Section 5.3(e) shall be deemed two-Business Day periods for purposes of this Section 5.3(e)(vi)(C)).

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders that the Company Board has concluded in good faith (following consultation with its outside legal counsel) that failure to make such disclosure would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements (a “Required Fiduciary Disclosure”); provided that (A) any “stop, look, and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, and any substantially similar communication that solely constitutes a recitation of the fact that an Acquisition Proposal has been received and a factual description of the terms and background thereof, and that no position has been taken by the Company Board as to the advisability or desirability of such Acquisition Proposal, shall not be deemed to be a Change of Recommendation, (B)

such Required Fiduciary Disclosure shall not be deemed to be a Change of Recommendation if it relates to an Acquisition Proposal and the text of such Required Fiduciary Disclosure includes a public statement that the Company Board is expressly reaffirming the Company Board Recommendation and (C) the Company Board shall not recommend that the Company’s stockholders tender shares of Company Capital Stock in connection with any tender or exchange offer, or effect a Change of Recommendation in connection with an Acquisition Proposal unless specifically permitted to do so pursuant to Section 5.3(d).

(g) Standstill Waiver. Notwithstanding anything in this Agreement to the contrary, provided (x) the Company Stockholder Approval has not yet been obtained and (y) the Company has complied in all material respects with the provisions of Section 5.2 and this Section 5.3, the Company Board may grant a waiver or release under, or determine not to enforce, any standstill agreement in effect on the Agreement Date with respect to any class of equity securities of the Company, if the Company Board determines in good faith (following consultation with its outside legal counsel) that the failure to grant such waiver or release or enforce such agreement would be inconsistent with its fiduciary obligations to the Company’s stockholders under Applicable Legal Requirements.

5.4. Access to Information.

(a) During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Parent and its Representatives reasonable access during business hours to (A) all of the properties, books, Contracts and records of the Company and each Subsidiary and (B) all other information concerning the Business, results of operations, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any Subsidiary as Parent may reasonably request, (ii) the Company shall maintain the virtual data room established in connection with this Agreement and provide Parent and its Representatives access thereto (and prior to the Closing Date, the Company shall provide Parent a DVD containing the contents of such virtual data room) and (iii) the Company shall, promptly upon request, provide to Parent and its Representatives true, correct and complete copies of the following documents of the Company and each Subsidiary in the Company’s or such Subsidiary’s possession: (A) internal financial statements and documentation regarding internal controls, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain with respect to transactions to which the Company or any Subsidiary has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities; provided, however, that the Company may restrict the foregoing access to the extent that (X) compliance with this Section 5.4(a) would adversely affect any attorney-client privilege of the Company or (Y) any Applicable Legal Requirement requires that such party restrict or prohibit access to any such properties or information, or the terms of any Contract require that such party restrict or prohibit access to such Contract.

(b) Subject to compliance with Applicable Legal Requirements, from the Agreement Date until the earlier of the termination of this Agreement and the Effective Time, the Company shall notify Parent of, and confer from time to time as requested by Parent with one or more of Parent’s Representatives to discuss, any material changes or developments in the operational matters of the Company and each Subsidiary and the general status of the ongoing operations of the Business.

(c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement or condition contained herein.

5.5. Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, dated as of May 10, 2013 (as may be amended from time to time in accordance with its terms, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Parent and the Company have agreed to the text of the initial press release announcing the execution of this Agreement and the transactions contemplated by this Agreement. Except with respect to any Acquisition Proposal or as otherwise provided in Section 5.3 or in any connection with any dispute under this Agreement, the Company shall consult and discuss in good faith with Parent the form and content of any press release, public statement or other public communication regarding the Merger prior to its release and shall consider in good faith any reasonable changes that are suggested by Parent prior to releasing or making such press release, public statement or public communication. The Company shall use commercially reasonable efforts to cause its employees, officers and directors to comply with this Section 5.5. Parent shall consult in good faith with the Company on its general communications strategy for customers, suppliers and employees regarding the Merger.

5.6. Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its respective reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger and the other transactions contemplated hereby. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable (within 15 Business Days after the Agreement Date, provided that the filing party has received from the other party all information regarding such other party as is reasonably necessary to make such filing), make any initial filings required under the HSR Act and any other additional filings (“Merger Notification Filings”) required by the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended (collectively, the “U.S. Antitrust Laws”) and the Applicable Foreign Antitrust Notifications. The parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Neither party shall withdraw and refile any Merger Notification Filing, or agree with any Governmental Entity to extend any applicable waiting period, without consulting with the other party. Each party hereto shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals that a party proposes to make or submit (or have made or submitted on its behalf) in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law, (ii) coordinate with one another in preparing and exchanging such materials and (iii) promptly provide one another (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any Governmental Entity in connection with this Agreement; provided that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Applicable Legal Requirement requires such party or its subsidiaries to restrict or prohibit access to any such information. In addition, any party may, as it deems advisable and necessary, reasonably designate any confidential and competitively sensitive material provided to the other parties under this Section 5.6 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b) Each party hereto will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any Merger Notification Filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any Merger Notification Filings made pursuant to, or information provided to comply in all material respects with, any Applicable Legal Requirements, and (iii) any proposal by a Governmental Entity regarding a settlement of any investigation. Each party hereto will respond promptly to and comply with any request for information relating to this Agreement or the Merger Notification Filings from any Governmental Entity charged with enforcing, applying, administering or investigating any Antitrust Laws, in a coordinated and cooperative manner as set forth in subsection (a). Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 5.6(a), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Antitrust Laws, in a coordinated and cooperative manner as set forth in subsection (a). Parent and the Company shall take any and all of the following actions to the extent necessary to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws with respect to such transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any Applicable Legal Requirements regarding the transactions contemplated by this Agreement: (i) entering into negotiations, (ii) providing information required by Applicable Legal Requirements and (iii) substantially complying with any “second request” for information pursuant to applicable Antitrust Laws. Each of Parent and the Company shall permit authorized representatives of the other party to be present at each meeting or conference with representatives of any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Antitrust Laws.

(d) Notwithstanding anything contained herein to the contrary, if any Legal Proceeding is instituted (or threatened to be instituted) challenging the Merger or the other transactions contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that Parent and the Company shall consult with one another as to the appropriate response, provided that it is understood that Parent shall not have any obligation to (i) litigate or contest any such Legal Proceeding or Order resulting therefrom or (ii) make proposals, execute or carry out agreements or submit to Antitrust Orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or, following the Closing, the Business or own such assets or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an “Antitrust Restraint”).

(e) Nothing in this Section 5.6 shall limit a party’s right to terminate the Agreement pursuant to Section 7.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 5.6.

5.7. Reasonable Best Efforts. Subject to the limitations set forth in Section 5.6(d), each of the parties hereto agrees to use its respective reasonable best efforts, and to cooperate with each other party hereto to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i)

taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VI and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be reasonably necessary, appropriate or desirable to effect completely the consummation of the Merger and the other transactions contemplated by this Agreement.

5.8. Third-Party Consents; Notices.

(a) The Company shall use its commercially reasonable efforts (not to require a concession or expenditure other than immaterial processing or consent fees) to obtain, prior to the Closing, and deliver to Parent if so obtained, at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b) or Schedule 2.3(c) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on such Schedule 2.3(b) or Schedule 2.3(c) if entered into prior to the Agreement Date), using a form reasonably acceptable to Parent.

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary under any Applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.9. Notice of Certain Matters.

(a) The Company shall use its commercially reasonable efforts to notify Parent in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Merger, (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it or any Subsidiary, or known by the Company or any Subsidiary to be threatened against the Company or any Subsidiary or any of their respective directors, officers, employees or stockholders in their capacity as such, that, had it occurred prior to the Agreement Date, would have constituted an exception to the representation set forth in the first sentence of Section 2.6, (iv) any event that occurs after the Agreement Date, that, had it occurred prior to the Agreement Date, would have constituted an exception to the representations set forth in the first sentence of Section 2.12(c) or (v) any event that occurs after the Agreement Date, that, had it occurred prior to the Agreement Date, would have constituted an exception to the representation set forth in Section 2.4(g).

(b) Parent shall use its commercially reasonable efforts to notify the Company in writing promptly after obtaining knowledge of: (i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any written notice or other written communication from any Governmental Entity or any official or employee of any Governmental Entity in connection with the Merger, (iii) any Legal Proceeding by or before any Governmental Entity being initiated by or against it, or known by Parent to be threatened against Parent or any of its respective directors, officers, employees or stockholders in their capacity as such, or of any written correspondence from any Person asserting or threatening a claim against Parent that relates to this Agreement or the Merger, in each of clauses (i) through (iii) that would reasonably be expected to prevent or materially delay Parent’s ability to consummate the transactions contemplated by this Agreement.

(c) Each party will notify the other party in writing promptly after learning of any change, occurrence or event that is reasonably likely to cause any of such other party’s conditions to closing set forth in Article VI not to be satisfied.

(d) No notification given pursuant to this Section 5.9 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Parent or the Company.

5.10. Employees and Contractors.

(a) As soon as reasonably practicable after the Effective Time, Parent shall ensure that the Continuing Employees shall receive health and welfare benefits that in the aggregate for each such employee are no less favorable than those provided to a similarly situated employee of Parent or its Affiliates who is not a Continuing Employee taking into account the employee’s geographic location.

(b) Except to the extent necessary to avoid the duplication of benefits, Parent shall, and shall cause the Surviving Corporation and its other Affiliates to, recognize the service of each Continuing Employee with the Company or its Affiliates before the Effective Time (to the same extent recognized by the Company or its Affiliates immediately prior to the Effective Time) as if such service had been performed with Parent or its Affiliates for all purposes under the vacation and severance plans maintained by Parent or its Affiliates after the Effective Time and for purposes of eligibility and vesting under all other employee benefit plans or arrangements maintained by Parent or its Affiliates that such employees may be eligible to participate in after the Effective Time.

(c) With respect to any welfare plan maintained by Parent or its Affiliates in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Affiliates, to the extent permitted by the relevant welfare plan, to waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company or its Affiliates prior to the Effective Time.

(d) Notwithstanding the foregoing provisions of this Section 5.10, the provisions of Section 5.10 shall apply only with respect to Continuing Employees (and their dependents and beneficiaries) who are covered under Company Employee Plans that are maintained primarily for the benefit of employees employed in the United States (including Continuing Employees regularly employed outside the United States to the extent they participate in such Company Employee Plans). With respect to Continuing Employees not described in the preceding sentence, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, comply with all applicable Laws, directives and regulations relating to employees and employee benefits matters applicable to such employees.

(e) This Section 5.10 shall be binding upon and inure solely to the benefit of each party hereto (meaning, for the avoidance of doubt, Parent, Sub and the Company), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Section 5.10. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any Subsidiary of the Company or any of their respective Affiliates, (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation) to amend, modify or terminate any of the Company Employee Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time, or (iii) confer upon any current or former employee or other service provider of the Company or its Subsidiaries, any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation or any Subsidiary of the Surviving Corporation), or constitute or create an employment or agreement with, or modify the at-will status of any, employee or other service.

(f) Parent shall, or shall cause the Surviving Corporation and its other Affiliates to, assume and honor the obligations of the Company and its Subsidiaries under the Company’s Executive Change in Control Severance Plan, the Company’s Executive Retention Plan and any other consulting, retirement and other compensation contracts, arrangements, commitments or understandings providing for the payment of severance set forth on Schedule 2.13(a) or Schedule 2.18(a)(viii) of the Company Disclosure Letter, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms and subject to any applicable Benefits Waiver.

(g) Notwithstanding anything in this Agreement to the contrary, the Compensation Committee of the Company Board shall be permitted to finally and conclusively determine the annual cash incentive awards to be awarded under the Company’s Leadership Bonus Plan and the Company’s Executive Annual Incentive Plan (in accordance with the terms of such plans) relating to the 2013 calendar year for employees who are employed at the Company or a Subsidiary immediately prior to the Closing and such awards shall be paid immediately prior to Closing; provided, however that such cash incentive awards shall not exceed the base target bonus amount set for in such plans.

5.11. Assumption of Options, Restricted Stock Units and Related Matters.

(a) At the Effective Time, each Rollover Option held by a Continuing Employee that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent in a transaction to which Section 424(a) of the Code applies (in the case of a Rollover Option that is an option described in Section 422 of the Code) or in compliance with Treasury Regulations Section 1.409A-1(b)(5)(v)(D) (in the case of any other Rollover Option). Each such Rollover Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements (without acceleration as a result of such assumption) and other terms and conditions set forth in the Company Option Plan that such Rollover Option was granted under and the applicable stock option agreement and any Company Employee Plans) as are in effect immediately prior to the Effective Time (in each case, as may be amended by the applicable Equity Agreement, Employment Offer Documents and/or Benefits Waiver), except that (i) such option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time and the Exchange Ratio, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, (iii) no Rollover Option may be “early exercised” (i.e., a Rollover Option may be exercised for shares of Parent Common Stock only to the extent such Rollover Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (iv) Parent’s board of directors or a committee thereof shall succeed to the authority of the Company Board or any committee thereof with respect to the Rollover Options and the Company Option Plans. It is the intent of the parties hereto that to the extent permitted by Applicable Legal Requirements, all assumed options in respect of Rollover Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, under the Code. Promptly after the Closing Date, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Rollover Option a document evidencing the foregoing assumption of such Rollover Option by Parent.

(b) At the Effective Time, each Rollover RSU that is outstanding as of the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be assumed by Parent. Each such Rollover RSU so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements (without acceleration as a result of such assumption) and other terms and conditions set forth in the Company Option Plan under which such Rollover RSU was granted and the applicable grant or award agreement and Company Employee Plans) as are in effect immediately prior to the Effective Time (in each case, as may be amended by the applicable Equity Agreement, Employment Offer Document and/or Benefits Waiver), except that (i) such Rollover RSU shall be settled by the issuance of that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon settlement of such Rollover RSU immediately prior to the Effective Time multiplied by the Exchange Ratio and (ii) Parent’s board of directors or a committee thereof shall succeed to the authority of the Company Board or any committee thereof with respect to the Rollover RSUs and the Company Option Plans. Promptly after the Closing Date, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Rollover RSU a document evidencing the foregoing assumption of such Rollover RSU by Parent.

(c) Prior to the Effective Time, the Company’s Compensation Committee shall cause, contingent and effective as of immediately prior to the Effective Time, each unvested Company RSU eligible for accelerated vesting as a result of satisfying applicable performance conditions (each, a “Performance Accelerated RSU”) to provide that the number of shares eligible for vesting acceleration on each performance measurement date, as originally set forth in the applicable Performance Accelerated RSU, shall instead vest on the annual anniversary of the original grant date of such Performance Accelerated RSU, subject to the holder of such Performance Accelerated RSU remaining employed by the Company or a Subsidiary or Parent, as applicable, on the applicable annual vesting date. For the sake of clarity, each such Performance Accelerated RSU shall be treated as a Company RSU in accordance with Section 1.8 and Section 5.11(b), subject to the revised vesting schedule provided in this Section 5.11(c).

(d) Prior to the Effective Time, the Company’s Compensation Committee shall cause, contingent and effective as of immediately prior to the Effective Time, each unvested Company Option eligible for vesting as a result of satisfying applicable performance conditions held by the Company’s Chief Executive Officer (each, a “Performance Accelerated Option”) to provide that the number of shares eligible for vesting on each performance measurement date, as originally set forth in the applicable Performance Accelerated Option, shall instead vest in full on the Closing Date. For the sake of clarity, each such Performance Accelerated Option shall be treated as a Company Option in accordance with Section 1.8(a)(iii).

(e) On or about the date that is five Business Days prior to the expected date on which the Closing will occur, the Company shall deliver to Parent a revised list of each Person who the Company reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) to whom payments in the nature of compensation would be made by reason of the Merger and would be treated as contingent on a change in the ownership of the Company.

(f) The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten each purchase and/or offering period under the Company ESPP that extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering shall occur prior to the Effective Time and shares may be purchased by participants in the Company ESPP prior to the Effective Time. The Company ESPP shall terminate immediately prior to the earlier of (i) the Effective Time and (ii) the date upon which the Company ESPP terminates by its terms. Following the Agreement Date, the Company shall not commence any new purchase and/or offering periods under the Company ESPP and shall not permit any participants to increase their payroll deductions or purchase elections. The Company shall provide all required notices of the foregoing to the participants in accordance with the Company ESPP.

(g) Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the shares of Parent Common Stock issuable upon exercise of Rollover Options or the settlement of the Rollover RSUs assumed by Parent for which a Form S-8 registration statement is available as soon as reasonably practicable following the Closing (assuming the timely receipt of all option and restricted stock unit documentation relating to the Rollover Options and the Rollover RSUS and all signatures, opinions and consents required for such registration statement). The Company shall reasonably cooperate with and assist Parent in the preparation of such registration statement.

5.12. Option and RSU Data. The Company shall use commercially reasonable efforts to make available to Parent and provide Parent with reasonable access to the following information (including by downloading such information to a data file if requested by Parent and doing so is reasonably practicable): (i) the names of all holders of Company Options, Company RSUs and Unvested Company Shares, their respective addresses and where available, taxpayer identification numbers and whether they are then providing services as employees or as contractors to the Company or the Subsidiaries, (ii) the number of shares of Company Common Stock subject to Company Options and Company RSUs, and/or the number of Unvested Company Shares held by such Persons, (iii) the exercise price per share in effect for each Company Option immediately prior to the Effective Time, (iv) the vesting status, amounts and schedule with respect to each Company Option, each Company RSU and each Unvested Company Share held by each holder thereof (including the vesting commencement date and repurchase price payable per share with respect to any Unvested Company Share), (v) the Tax status of each Company Option under Section 422 of the Code (or any applicable foreign Tax scheme), (vi) the calculation of the aggregate Cash-Out Amount payable to each Person pursuant to Section 1.8(a)(iii) and (vii) the number of shares of Parent Common Stock issuable upon exercise of the Company Options or upon vesting of the Company RSUs to be assumed by Parent and the per share exercise price thereof.

5.13. Termination of Benefit Plans. If so directed by Parent, the Company Board, at least one Business Day prior to the Effective Time, will adopt resolutions terminating any and all Company Employee Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent.

5.14. Indemnification.

(a) From and after the Effective Time until the sixth anniversary of the Effective Time, Parent will assume, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and each of its Subsidiaries to their respective present and former directors and officers (the “Indemnified Parties”) pursuant to any indemnification agreements with the Company or such Subsidiary made available to Parent and any indemnification or advancement provisions under the Company’s or such Subsidiary’s certificate of incorporation or bylaws (or equivalent organizational documents) as in effect on the Agreement Date with respect to their acts and omissions as directors and officers of the Company or such Subsidiary occurring prior to the Effective Time, in each case, subject to Applicable Legal Requirements. From and after the Effective Time, such obligations shall be the joint and several obligations of Parent and the Surviving Corporation. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to advancement, exculpation and indemnification that are at least as favorable in the aggregate to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company (or equivalent organizational documents) as in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the Indemnified Parties, unless such modification is required by Applicable Legal Requirements.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, and Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the Indemnified Parties with respect to their acts and omissions as directors and officers of the Company or any Subsidiary occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company or any Subsidiary as of the Agreement Date in the form made available by the Company to Parent prior to the Agreement Date (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” insurance policy and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Notwithstanding the foregoing, if the Company in its sole discretion elects, by giving written notice to Parent at least two Business Days prior to the Effective Time, in lieu of the foregoing insurance, the Company may purchase a comparable “tail” or “runoff” extension to the Existing D&O Policy for a period of six years after the Effective Time for a premium not to exceed the Maximum Premium.

(c) This Section 5.14 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent and shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party (provided that any amendment, alteration or repeal prior the Effective Time shall be governed by Section 7.4).

5.15. Section 16 Matters. Provided that the Company delivers to Parent the Section 16 Information in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Legal Requirements) to cause any disposition of Company Capital

Stock (including derivative securities with respect to Company Capital Stock) or acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article I by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” means, with respect to each Company Insider, the number of shares of Company Capital Stock held by such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options and Company RSUs held by such Company Insider and expected to be converted into options to purchase Parent Common Stock and restricted stock units for Parent Common Stock, in connection with the Merger. “Company Insiders” means those individuals who are subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to the Company.

5.16. Rights Agreement. The Company shall take all action necessary to render the Rights inapplicable to this Agreement, the Voting Agreements and the transactions contemplated by this Agreement and to cause the expiration of the Rights upon the consummation of the Merger. In the event that a Stock Acquisition Date (as defined in the Rights Agreement) occurs, the Company shall provide written notice thereof to Parent within one Business Day of the occurrence of such event and shall redeem all of the Rights within one Business Day of receipt of a written request from Parent that the Company effect such redemption.

5.17. Takeover Statutes. The Company and the Company Board shall (i) take all actions necessary to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the transactions contemplated by this Agreement and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

5.18. Certain Tax Certificates and Documents. The Company shall prior to the Closing Date deliver FIRPTA documentation, including (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company, and (B) a FIRPTA Notification Letter, in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company. The Company shall prepare and deliver to Parent (i) at the Closing, an Internal Revenue Service Form 8821 with respect to payroll Taxes, (ii) prior to the Closing, Parent’s form of Payroll Information Release and (iii) prior to the Closing, Parent’s form of Outside Auditor Limited Power of Attorney, each on forms provided to the Company by Parent prior to the Agreement Date, executed by the required authorized officer as specified therein.

5.19. Director and Officer Resignations. At the request of Parent, the Company shall use its commercially reasonable efforts to obtain a written letter of resignation from each of the directors and officers of the Company and from each of the directors and officers of each Subsidiary that will be effective as of immediately prior to, and contingent upon, the Effective Time.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Orders; Illegality. No Order (other than an Antitrust Order) issued by any Governmental Entity of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no Applicable Legal Requirement (other than an Antitrust Law) shall have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger.

(c) HSR Act. All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted.

6.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 3.1 and Section 3.2(a) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (ii) all other representations and warranties of Parent in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate to such effect signed on behalf of Parent by a duly authorized officer of Parent.

(b) Covenants and Agreements. Parent and Sub shall have performed and complied in all material respects with all covenants and other agreements in this Agreement required to be performed and complied with by Parent and Sub at or prior to the Closing. The Company shall have a received a certificate to such effect signed on behalf of Parent and Sub by a duly authorized officer of Parent and Sub.

6.3. Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (it being understood that each such condition is solely for the benefit of Parent and may be waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of the Company in Section 2.1(a)(i), Section 2.2(a), Section 2.3(a) and Section 2.3(d) of this Agreement shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date) and (ii) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided that this condition shall be satisfied with respect to the representations and warranties made in Section 2.2(a) if the Company’s actual aggregate outstanding Company Common Stock, Company Options, Company RSUs and any other securities of the Company, on an as-converted to Company Common Stock basis (the “fully-diluted capitalization”), as of the Measurement Date, is not greater than the Company’s fully-diluted capitalization as represented and warranted by the Company in Section 2.2(a) by an amount that exceeds 1.0% of such represented fully-diluted capitalization as of the Measurement Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b) Covenants and Agreements. The Company shall have performed and complied in all material respects with all covenants and other agreements in this Agreement required to be performed and complied with by it at or prior to the Closing. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Injunctions or Restraints on Conduct of Business.

(i) No Order shall have been issued by any court of competent jurisdiction located in the United States, and no other Applicable Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement by a Governmental Entity located in the United States, that shall be in effect and that (A) provides for an Antitrust Restraint or any other injunction, restraint or material damages in connection with such transactions, or (B) prevents, restrains, prohibits or makes illegal the consummation of such transactions, or causes any such transactions to be rescinded, and (ii) there shall not be pending any Legal Proceeding brought by any Governmental Entity located in the United States seeking any of the foregoing.

(ii) No Order shall have been issued by any court of competent jurisdiction located outside the United States, and no other Applicable Legal Requirement shall have been enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement by a Governmental Entity located outside the United States, that shall be in effect and that (A) provides for an Antitrust Restraint or any other injunction, restraint or material damages in connection with such transactions, or (B) prevents, restrains, prohibits or makes illegal the consummation of such transactions, or causes any such transactions to be rescinded, and (ii) there shall not be pending any Legal Proceeding brought by any Governmental Entity located outside the United States seeking any of the foregoing, except, in each case, where such Order, Applicable Legal Requirement or Legal Proceeding would not materially impair the business or operations of the Company.

(d) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any Material Adverse Effect with respect to the Company that is then continuing. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1. Termination. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by action taken or authorized by the board of directors of the terminating party or parties, which action (x) in the case of termination pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c), Section 7.1(e) or Section 7.1(f), may be taken or authorized before or after the Company Stockholder Approval has been obtained, (y) in the case of termination pursuant to Section 7.1(g) or Section 7.1(h), may be taken or authorized only before the Company Stockholder Approval has been obtained and (z) in the case of termination pursuant to Section 7.1(d), may be taken or authorized only after the Company Stockholder Meeting has been held at which a vote was taken on the Company Stockholder Approval:

(a) by mutual written consent duly authorized by the Company Board and the board of directors of Parent (or in either case a duly authorized committee thereof);

(b) by either Parent or the Company, if the Closing shall not have occurred on or before December 31, 2013 or such other date that Parent and the Company may agree upon in writing (the “Initial End Date”); provided that if the Closing shall not have occurred by the Initial End Date, but on such date, all of the conditions to the Closing set forth in Article VI (other than conditions that by their nature are only to be satisfied at the Closing) other than the conditions set forth in Sections 6.1(b), 6.1(c), 6.3(c) and 6.3(d) have been satisfied or waived in writing, then neither party shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) until March 31, 2014 (the “Extended End Date”); provided, further, that in no event shall a party shall be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the Initial End Date or the Extended End Date, as the case may be, is principally caused by the material breach by such party of this Agreement;

(c) by either Parent or the Company, if a Governmental Entity shall have issued an Order (other than an Antitrust Order) or an Antitrust Order arising under the laws of the United States or taken any other action to enforce an Applicable Legal Requirement (other than an Antitrust Law) or an Applicable Antitrust Legal Requirement arising under the laws of the United States, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action is final and nonappealable;

(d) by either Parent or the Company, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or at any adjournment or postponement thereof; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a material breach of this Agreement;

(e) by the Company, upon a breach of any covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the condition set forth in Section 6.2(a) or 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 20 days (but not later than the Initial End Date or the Extended End Date, as the case may be) by Parent, then the Company may not terminate this Agreement pursuant to this Section 7.1(e) for 20 days (or until the Initial End Date or the Extended End Date) after delivery of written notice from the Company to Parent of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy is cured during such period);

(f) by Parent, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the condition set forth in Section 6.3(a) or 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within 20 days (but not later than the Initial End Date or the Extended End Date, as the case may be) by the Company, then Parent may not terminate this Agreement pursuant to this Section 7.1(f) for 20 days (or until the Initial End Date or the Extended End Date) after delivery of written notice from Parent to the Company of such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if such breach or inaccuracy is cured during such period);

(g) by Parent, if a Triggering Event shall have occurred; or

(h) by the Company, upon a Change of Recommendation effected by the Company Board in compliance with Section 5.3(d) and following payment to Parent by the Company of all amounts due pursuant to Section 7.3(b) in accordance with the terms specified therein.

A “Triggering Event” shall be deemed to have occurred if: (A) the Company Board or any committee thereof shall have effected a Change of Recommendation for any reason, (B) the Company shall have failed to convene or hold the Company Stockholder Meeting in accordance with Section 5.2, (C) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation, (D) the Company shall have breached any of the provisions of Section 5.2 or Section 5.3 in any material respect, (E) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal or the Company shall have entered into any Contract accepting any Acquisition Proposal, (F) the Company Board or any committee thereof fails to reaffirm the Company Board Recommendation within 10 Business Days after Parent requests in writing that such recommendation be reaffirmed in response to an Acquisition Proposal which has been publicly announced or otherwise becomes publicly known or material modification to such an Acquisition Proposal (or if such request is delivered less than 10 Business Days prior to the Company Stockholder Meeting, no later than one Business Day prior to the Company Stockholder Meeting; provided that if such Acquisition Proposal is subsequently modified within such period, then the Company Board shall be required to reaffirm such recommendation no later than one Business Day prior to the Company Stockholder Meeting), or (G) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent prior to the time at which the Company has received the Company Stockholder Approval and the Company fails to send to its stockholders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company unconditionally recommends rejection of such tender or exchange offer (the “Rejection Recommendation”) and reaffirms the Company Board Recommendation or fails to reaffirm the Rejection Recommendation in any press release published by the Company (or by any of its Affiliates or Company Representatives) or in any Schedule 14D-9 filed by the Company with the SEC, in each case relating to such tender offer or exchange offer, at any time after the foregoing 10 Business Day period.

7.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of Parent or the Company or their respective stockholders or Representatives; provided that (x) Section 5.5(a) (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Expenses and Termination Fees) and Article VIII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement and (y) nothing herein shall relieve any party hereto from liability as a result of fraud or the willful and material breach by such party of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken, or a failure to act, which the breaching party knew, or reasonably should have known, would, or would reasonably be expected to, result in a material breach of this Agreement.

7.3. Expenses and Termination Fees.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment. The Company shall pay to Parent a cash amount equal to $60,000,000 (the “Termination Fee”) in the event that this Agreement is terminated: (i) pursuant to Section 7.1(g), (ii) pursuant to Section 7.1(d) following the occurrence of a Triggering Event, (iii) pursuant to Section 7.1(h) or (iv) pursuant to either Section 7.1(b) or Section 7.1(d) and (A) prior to such termination, either an Acquisition Proposal with respect to the Company was publicly disclosed (or, in the case of Section 7.1(b), an Acquisition Proposal shall otherwise exist) and (B) within 12 months following the termination of this Agreement, either an Acquisition with respect to the Company is consummated or the Company enters into a Contract providing for an Acquisition that is subsequently consummated (even if consummated following such 12-month period). The Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds to an account designated by Parent promptly but in no event later than: (A) for a termination described in clauses (i) or (ii), one Business Day after the date of such termination, (B) for a termination described in clause (iii), prior to or concurrently with such termination or (C) for a termination described in clause (iv), the date of the consummation of such Acquisition.

(c) The Company acknowledges that (i) the agreements contained in Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the Termination Fee is reasonable and appropriate in all respects and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Termination Fee when due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amount set forth in Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by Parent. Payment of the Termination Fee (and any additional amounts required under Section 7.3(c)) to Parent by the Company in accordance with this Agreement will be deemed liquidated damages for any actual or purported breach of this Agreement, and, after such payment has been made, the Company will have no further liability for any such actual or purported breach.

(d) “Acquisition” means any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction or series of transactions involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction or series of transactions hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction or series of transactions or any direct or indirect parent thereto, (ii) a sale or other disposition in a transaction or series of transactions by the Company or the Subsidiaries of assets representing in excess of 40% of the aggregate fair market value of the assets of the Company and the Subsidiaries immediately prior to such transaction or series of transactions or (iii) the acquisition by any Person or Group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, in a transaction or series of transactions, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the shares of Company Common Stock outstanding immediately prior to such transaction or series of transactions.

(e) The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different time and the occurrence of different events.

7.4. Amendment. Subject to Applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after the Company Stockholder Approval has been obtained pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that, after the Company Stockholder Approval has been obtained, no such amendment shall be made to the extent that Applicable Legal Requirements would require further approval by the Company’s stockholders without such further stockholder approval.

7.5. Extension; Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Sub to such extension or waiver. No delay in exercising any rights under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision of this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Non-Survival of Representations and Warranties. If the Merger is consummated, the representations and warranties of Parent, Sub and the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit, schedule or annex to the Company Disclosure Letter) and the other agreements, certificates and documents contemplated by this Agreement shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of Parent and the Company in this Agreement and the other agreements, certificates and documents contemplated by this Agreement that by their terms survive the Effective Time shall survive the Effective Time.

8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally, by commercial delivery service or mailed by registered or certified mail (return receipt requested), or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

Attention:	General Counsel
Hilton Romanski Mark Gorman

Facsimile No.: (408) 525-4757

Telephone No.: (408) 526-4000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention:	Douglas Cogen
Andrew Luh Matthew Stewart

Facsimile No.: (650) 938-5200

Telephone No.: (650) 988-8500

(b) if to the Company, to:

Sourcefire, Inc.

9770 Patuxent Woods Drive

Columbia, Maryland 21046

Attention: Chief Executive Officer

Facsimile No.: (410) 290-0024

Telephone No.: (410) 290-1616

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

1650 Tysons Boulevard

Suite 400

McLean, Virginia 22102

Attention:	Lawrence Yanowitch
Charles Katz

Facsimile No.: (703) 760-7777

Telephone No.: (703) 760-7700

8.3. Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule of the Company Disclosure Letter. Where a reference is made to an Applicable Legal Requirement, such reference is to such Applicable Legal Requirement as amended. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provide to” and “deliver to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively and (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(c) Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place.

(d) The 1.0% threshold established by the parties hereto with respect to the Company’s capitalization in Section 6.3(a) hereof shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and the Business or shall be deemed to constitute a Material Adverse Effect with respect to the Company.

8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5. Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all schedules and exhibits attached hereto, and the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except as otherwise expressly set forth in Section 5.14.

8.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void, except that

Parent may make such assignment or delegation to any direct or indirect wholly-owned subsidiary of Parent without the prior consent of any other party hereto; provided that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7. Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8. Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

8.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of laws, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement and thereby, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by Applicable Legal Requirements, shall be valid and sufficient service thereof.

8.10. Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

CISCO SYSTEMS, INC.

By:	/s/ Hilton Romanski
Name:	Hilton Romanski
Title:	Vice President, Business Development

SHASTA ACQUISITION CORP.

By:	/s/ Hilton Romanski
Name:	Hilton Romanski
Title:	President and Chief Executive Officer

SOURCEFIRE, INC.

By:	/s/ John Becker
Name:	John Becker
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]